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Filed pursuant to Rule 433
Registration Statement No. 333-198232
Issuer Free Writing Prospectus dated February 9, 2016
Relating to Prospectus dated September 12, 2014

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell these securities in those jurisdictions.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the General Counsel of Ur-Energy Inc. at 10758 W. Centennial Road, Suite 200, Littleton, Colorado 80127 Telephone: 1-720-981-4588 and are also available electronically at www.sedar.com.

 SHORT FORM PROSPECTUS

New Issue	February 10, 2016

UR-ENERGY INC.

US$6,000,000

12,000,000 common shares

        This short form prospectus qualifies the distribution (the "Offering") of 12,000,000 common shares (the "Offered Shares") of Ur-Energy Inc. ("Ur-Energy" or the "Company") at a price of US$0.50 per share (the "Offering Price"), pursuant to an underwriting agreement (the "Underwriting Agreement") dated February 2, 2016, among the Company and Cantor Fitzgerald Canada Corporation ("CFCC"), as lead underwriter, and Raymond James Ltd. and Dundee Securities Ltd. as Underwriters (collectively, the "Underwriters"). The Offering Price was determined by negotiation between the Company and CCFC on behalf of the Underwriters. The Company's common shares (the "Common Shares") are listed and posted for trading on the Toronto Stock Exchange ("TSX") under the symbol "URE" and on the NYSE MKT, LLC ("NYSE MKT") under the symbol "URG". On February 9, 2016, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX was CDN$0.69 and on the NYSE MKT was US$0.49. The Company has received conditional approval to list the Offered Shares on the TSX and has applied for listing of the Offered Shares on the NYSE MKT. Listing of the Offered Shares will be subject to fulfilling all of the requirements of the TSX on or before May 2, 2016 and the NYSE MKT.

Price: US$0.50 per Offered Share

	Price to the Public	Underwriters' Fee(1)	Net Proceeds to the Company(2)
Per Offered Share	US$0.50	US$0.03	US$0.47
Total(3)	US$6,000,000	US$360,000	US$5,640,000

(1)
Pursuant to the Underwriting Agreement, the Company has agreed to pay to the Underwriters a cash fee equal to 6% of the gross proceeds of the Offering (the "Underwriters' Fee") (including in respect of any Over-Allotment Shares (as defined herein) sold upon exercise of any portion of the Over-Allotment Option (as defined herein)). See "Plan of Distribution".

(2)
After deducting the Underwriters' Fee, but before deducting the expenses of the Offering, which are estimated to be US$250,000, which, together with the Underwriters' Fee, will be paid out of the gross proceeds of the Offering.

(3)
The Company has granted to the Underwriters an option (the "Over-Allotment Option") to purchase up to an additional 1,800,000 Shares (the "Over-Allotment Shares"), representing 15% of the number of Offered Shares, to cover over-allotments in connection with the sale of the Offered Shares under this short form prospectus and for market stabilization purposes. The Over-Allotment Option is exercisable in whole or in part at any time up to 30 days after the Closing Date (as defined herein). If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriters' Fee and Net Proceeds to the Company will be US$6,900,000, US$414,000 and US$6,486,000 (before deducting the expenses of the Offering), respectively. A purchaser who acquires Over-Allotment Shares that form part of the Underwriters' over-allocation position acquires those securities under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. This short form prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option. Unless the context otherwise requires, references to "Offered Shares" in this short form prospectus include the Over-Allotment Shares. See "Plan of Distribution".

        All references are to United States currency in this short form prospectus unless otherwise specifically referenced. References to "CDN$" are to Canadian dollars.

        The Underwriters, as principals, conditionally offer the Offered Shares subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution".

        An investment in the Offered Shares involves a high degree of risk. Prospective investors should consider the risk factors described under "Risk Factors" in this short form prospectus and in the Company's Form 10-K (as defined herein) and the other documents incorporated by reference in this short form prospectus, which can be found on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, before purchasing the Offered Shares.

        The following table sets out the number of options or other compensation securities, if any, that have been issued or may be issued by the Company to the Underwriters:

Underwriters' Position	Maximum Number of Securities Available	Exercise Period	Exercise Price or Average Acquisition Price
Over-Allotment Option	1,800,000 Over-Allotment Shares	Exercisable for a period of 30 days following the Closing Date	US$0.50 per Over- Allotment Shares

        The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at such price, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, subject to the limitations on discount market price in accordance with the policies of the TSX, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the proceeds paid by the Underwriters to the Company. See "Plan of Distribution".

        Subject to applicable laws and in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

        Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about February 17, 2016, or such later date as may be agreed upon by the Company and the Underwriters (the "Closing Date"), however the Offered Shares are to be taken up by the Underwriters, if at all, on or before a date that is not later than 42 days after the date of the receipt for this short form prospectus.

        Other than pursuant to certain exceptions, the Offered Shares will be available for delivery in book-based form through CDS Clearing and Depository Services Inc. ("CDS") and the Depositary Trust Company ("DTC") or their respective nominees and will be deposited with CDS on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant (a "CDS Participant") or a DTC participant (a "DTC Participant") through which the Offered Shares are purchased. Purchasers who are not issued a certificate evidencing the Offered Shares which are subscribed for by them at closing may request that a certificate be issued in their name. Such a request will need to be made through the CDS Participant or DTC participant through whom the beneficial interest in the securities is held at the time of the request.

        Certain executive officers of the Company who have signed certificates in this short form prospectus and certain directors of the Company reside outside of Canada. Jeffrey Klenda, a director, Executive Director and acting Chief Executive Officer of the Company, Roger Smith, Chief Financial Officer and Chief Administrative Officer of the Company, W. William Boberg, a director of the Company, Thomas Parker, a director of the Company and Gary Huber, a director of the Company, each reside outside of Canada. Messrs. Klenda, Smith, Boberg, and Parker and Dr. Huber have appointed FMD Service (Ontario) Ltd. as their agent for service of process in Canada.

Name of Persons	Name and Address of Agent
Jeff Klenda, Roger Smith, Thomas Parker, W. William Boberg and Gary Huber	FMD Service (Ontario) Ltd. 333 Bay Street, Suite 2400 Bay Adelaide Centre, Box 20 Toronto, Ontario M5H 1T6

        Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of the foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

        You should rely only on the information contained in or incorporated by reference into this short form prospectus. The Company has not authorized anyone to provide you with different or additional information, other than the documents filed as "Marketing Materials" under the Company's SEDAR profile at www.sedar.com. To the extent of any discrepancy between the information contained in the Marketing Materials and this short form prospectus, prospective investors are advised that Marketing Materials do not provide full disclosure of all material facts relating to the securities offered. Prospective investors should read this short form prospectus and any amendment for disclosure of those facts, especially risk factors relating to the Offered Shares, before making an investment decision. The Company is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this short form prospectus or incorporated by reference in this short form prospectus is accurate as of any date other than the date on the front of this short form prospectus or the date contained in the Form 10-K or other document incorporated by reference into this short form prospectus, as applicable. The Company's business, financial condition, results of operations and this short form prospectus may have changed since the date of this short form prospectus. The Company does not undertake to update the information contained or incorporated by reference herein, except as required by the applicable securities laws.

        Prospective purchasers are advised to consult their own tax advisors regarding the application of Canadian federal income tax laws to their particular circumstances, as well as any other provincial, foreign and other tax consequences of acquiring, holding or disposing of the Offered Shares.

        The registered office of the Company is located at 55 Metcalfe Street, Suite 1300, Ottawa, Ontario K1P 6L5, and head office of the Company is located at 10758 W. Centennial Road, Suite 200, Littleton, Colorado 80127; telephone: 1-720-981-4588.

Cautionary Statement Regarding Forward-Looking Information

        This short form prospectus contains "forward-looking statements" within the meaning of applicable Canadian and United States securities laws, and these forward-looking statements can be identified by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the ability to maintain steady state operations at Lost Creek and ramp up to production rates at design capacity; (ii) the technical and economic viability of Lost Creek; (iii) the timing and outcome of permitting and regulatory approvals of the amendment for LC East and the KM horizon; (iv) our ability to complete additional favorable uranium sales agreements including spot sales if production is available and the market warrants; (v) the production rates and life of the Lost Creek Project and subsequent production from adjoining properties, including LC East; (vi) the potential of exploration targets throughout the Lost Creek Property (including the ability to expand resources); (vii) the potential of our other exploration and development projects, including Shirley Basin, as well as the technical and economic viability of Shirley Basin; (viii) the timing and outcome of applications for regulatory approval to build and operate an ISR mine at Shirley Basin; (ix) the outcome of our forecasts and production projections; and (x) the continuing and long-term effects on the uranium market of events in Japan in 2011 including supply and demand projections. These other factors include, among others, the following: future estimates for production, production ramp-up and operations (including any difficulties with continued ramp up), capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimates of goals for expansion and growth of the business and operations; plans and references to our future successes; our history of operating losses and uncertainty of future profitability; status as an exploration stage company; the lack of mineral reserves; risks associated with obtaining permits in the United States; risks associated with current variable economic conditions; our ability to service our debt and maintain compliance with all restrictive covenants related to the debt facilities and security documents; the possible impact of future financings; the hazards associated with mining production; compliance with environmental laws and regulations; uncertainty regarding the pricing and collection of accounts; the possibility for adverse results in pending and potential litigation; uncertainties associated with changes in government policy and regulation; uncertainties associated with a Canada Revenue Agency or U.S. Internal Revenue Service audit of any of our cross border transactions; adverse changes in general business conditions in any of the countries in which we do business; changes in size and structure; the effectiveness of management and our strategic relationships; ability to attract and retain key personnel; uncertainties regarding the need for additional capital; uncertainty regarding the fluctuations of quarterly results; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain our listing on the NYSE MKT and the TSX; risks associated with the expected classification as a "passive foreign investment company" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with our investments and other risks and uncertainties described under "Risk Factors".

Cautionary Note to U.S. Investors Concerning Disclosure of Mineral Resources

        Unless otherwise indicated, all resource estimates included in this short form prospectus have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves ("CIM Definition Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) to the extent known, provides the key assumptions, parameters and methods used to prepare the historical estimate; (d) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (e) includes any more recent estimates or data available.

        Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource information contained in this short form prospectus may not be comparable to similar information disclosed by U.S. companies. In particular, the term "resource" does not equate to the term "'reserves". Under SEC Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. SEC Industry Guide 7 does not define and the SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable to information made public by companies that report in accordance with United States standards.

Documents Incorporated By Reference

        The following documents filed with the securities commission or similar regulatory authority in Canada are available at www.sedar.com and are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

  (a)
  the Company's annual report on Form 10-K for the fiscal year ended December 31, 2014 (the "Form 10-K") filed in lieu of an annual information form, as filed on SEDAR on March 2, 2015;

  (b)
  the management proxy circular of the Company dated April 29, 2015 relating to the annual and special meeting of shareholders of the Company held on May 28, 2015, as filed on SEDAR on April 29, 2015;

  (c)
  the audited consolidated financial statements of the Company as at December 31, 2014 and December 31, 2013 and for the three years ended December 31, 2014 together with the notes thereto and the auditors' report thereon, forming part of the Form 10-K;

  (d)
  management's discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2014, forming part of the Form 10-K;

  (e)
  the unaudited consolidated financial statements of the Company for the three and nine month periods ended September 30, 2015, together with the notes thereto, filed on Form 10-Q, as filed on SEDAR on October 30, 2015;

  (f)
  management's discussion and analysis of financial condition and results of operations of the Company for the three and nine month periods ended September 30, 2015, filed on Form 10-Q, as filed on SEDAR on October 30, 2015;

  (g)
  the following material change reports of the Company:

  (i)
  the material change report dated February 1, 2016 announcing the Offering;

  (ii)
  the material change report dated December 14, 2015 in respect of the completion of a new and increased mineral resource estimate for the Lost Creek Property;

  (iii)
  the material change report dated May 15, 2015 in respect of a new and increased mineral resource estimate for the Lost Creek Property; and

  (iv)
  the material change report dated April 20, 2015 in respect of the non-renewal of the employment agreement of Wayne Heili as President and Chief Executive Officer of the Company, and

  (h)
  the template version of the term sheet for the Offering dated January 27, 2016 (the "Term Sheet").

        Any documents of the type referred to in paragraphs (a)-(h) above or similar material and any documents required to be incorporated by reference herein pursuant to National Instrument 44-101 Short Form Prospectus Distributions, including any annual information form, all material change reports (excluding confidential reports, if any), all annual and interim financial statements and management's discussion and analysis relating thereto, or information circular or amendments thereto, filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this short form prospectus and before completion or withdrawal of the Offering, will be deemed to be incorporated by reference into this short form prospectus and will automatically update and supersede information contained or incorporated by reference in this short form prospectus.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained in this short form prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

        References to our website in any documents that are incorporated by reference into this short form prospectus do not incorporate by reference the information on such website into this short form prospectus, and we disclaim any such incorporation by reference.

        Copies of the documents incorporated herein by reference may also be obtained on request without charge from the General Counsel of Ur-Energy Inc. at 10758 W. Centennial Road, Suite 200, Littleton, Colorado 80127 Telephone: 1-720-981-4588

About this Short Form Prospectus

        This short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada other than Québec. The Offered Shares being qualified for distribution pursuant to this short form prospectus are also registered for sale for purposes of U.S. securities laws pursuant to a Registration Statement on Form S-3 (333-198232) (the "U.S. Shelf Registration Statement"). Attached as Appendix A is the prospectus supplement (the "U.S. Prospectus Supplement") to the base prospectus (the "U.S. Base Prospectus") that is included in the U.S. Shelf Registration Statement. The U.S. Base Prospectus refers to other securities in addition to common shares. Such other securities do not form part of this offering. Any statements contained in the U.S. Base Prospectus or the U.S. Prospectus Supplement (together, the "U.S. Prospectus") will be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained or incorporated in this short form prospectus or in any subsequently filed document that also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded the prior statement or include any other information set forth in the U.S. Prospectus that it modifies or supersedes. The making of such a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Marketing Materials

        The Term Sheet is not part of this short form prospectus to the extent that the contents of the Term Sheet have been modified or superseded by a statement contained in this short form prospectus. Any template version of "marketing materials" (as each such term is defined in National Instrument 41-101 General Prospectus Requirements) filed after the date of this short form prospectus but before the termination of the distribution under the Offering (including any amendments to, or an amended version of, the Term Sheet) is deemed to be incorporated by reference herein.

Eligibility for Investment

        In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Company, and Stikeman Elliott LLP, counsel to the Underwriters, based on the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the regulations thereunder and the proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and provided that the Offered Shares are listed on a "designated stock exchange" for purposes of the Tax Act (which currently includes the TSX and NYSE MKT), the Offered Shares will be "qualified investments" under the Tax Act for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered disability savings plans, deferred profit sharing plans, registered education savings plans and tax-free savings accounts ("TFSAs"), each as defined in the Tax Act.

        Notwithstanding the foregoing, if the Offered Shares are "prohibited investments" for a particular RRSP, RRIF, or TFSA for purposes of the Tax Act, the annuitant of the RRSP or RRIF or the holder of the TFSA, as the case may be, will be subject to a penalty tax under the Tax Act. The Offered Shares will generally not be a "prohibited investment" for these purposes unless the annuitant under the RRSP or RRIF or the holder of the TFSA, as applicable: (i) does not deal at arm's length with the Company for purposes of the Tax Act; or (ii) has a "significant interest", as defined in the Tax Act, in the Company. Generally, such an annuitant or holder will not have a "significant interest" in the Company unless the annuitant or holder and/or persons not dealing at arm's length with the annuitant or holder, owns directly or indirectly, 10% or more of the issued shares of any class of the capital stock of the Company or of a corporation related to the Company for purposes of the prohibited investment rules.

        In addition, the Offered Shares will generally not be a "prohibited investment" if the Offered Shares are "excluded property" for purposes of the prohibited investment rules, for a RRSP, RRIF or TFSA.

        Annuitants under a RRSP or RRIF and holders of a TFSA should consult their own tax advisors as to whether the Offered Shares will be a prohibited investment for such RRSP, RRIF or TFSA in their particular circumstances, including with respect to whether the Offered Shares would be "excluded property".

General Matters

        In this short form prospectus, unless otherwise indicated or the context otherwise requires, the terms "Company", "we", "us" and "our" are used to refer to Ur-Energy Inc. inclusive of our subsidiaries.

Currency and Exchange Rates

        Unless otherwise specifically stated herein, all references to "$" "US$" and "dollars" are to United States currency. References to "CDN$" are to Canadian dollars.

        The following table sets out the exchange rates for currencies expressed in terms of equivalent Canadian dollars for one US dollar:

US dollar	2013	2014	2015
End of period	$0.9348	$0.8599	$0.7225
Average for the period	$0.9711	$0.9058	$0.7836

        Exchange rates are the historical interbank foreign exchange rates for the appropriate period as quoted by the Bank of Canada. The noon rate quoted by the Bank of Canada for the conversion of Canadian dollars into United States dollars on February 9, 2016 is US$0.7236 = CDN$1.00.

        The address of the Company's website is www.ur-energy.com. Information contained on the Company's website is not part of this short form prospectus nor is it incorporated by reference herein. Prospective investors should rely only on the information contained or incorporated by reference in this short form prospectus. The Company has not authorized any person to provide different information.

        The Offered Shares being offered for sale under this short form prospectus may only be sold in those jurisdictions in which offers and sales of the Offered Shares are permitted. This short form prospectus is not an offer to sell or a solicitation of an offer to buy the Offered Shares in any jurisdiction where it is unlawful to do so. The information contained in this short form prospectus is accurate only as of the date of this short form prospectus, regardless of the time of delivery of this short form prospectus or of any sale of the Offered Shares.

Glossary of Common Terms and Abbreviations

Common Terms:

Mineral Resource	is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. CIM Definition Standards; NI 43-101, Section 1.1.
Inferred Mineral Resource

is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geologic evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. CIM Definition Standards; NI 43-101, Section 1.1.

Indicated Mineral Resource

is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve. CIM Definition Standards; NI 43-101, Section 1.1.

Measured Mineral Resource

is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve. CIM Definition Standards; NI 43-101, Section 1.1.

Modifying Factors

are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. CIM Definition Standards

Lithology

is a description of a rock; generally its physical nature. The description would address such things as grain size, texture, rounding, and even chemical composition. A lithologic description would be: coarse grained well rounded quartz sandstone with 10% pink feldspar and 1% muscovite.

PFN

is a modern geologic logging method known as Prompt Fission Neutron. PFN is considered a direct measurement of true uranium concentration (% U) and is used to verify the grades of mineral intercepts previously reported by gamma logging. PFN logging is accomplished by a down-hole probe in much the same manner as gamma logs, however only the mineralized interval plus a buffer interval above and below are logged.

Abbreviations:

BLM	U.S. Bureau of Land Management
CAPEX	Capital Expenditure
CERCLA	Comprehensive Environmental Response and Liability Act
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
DDW	Deep Disposal Well
eU3O8	equivalent U3O8 as measured by a calibrated gamma instrument
EMT	East Mineral Trend, located within our LC East Project (Great Divide Basin, Wyoming)
EPA	U.S. Environmental Protection Agency
GDB	Great Divide Basin, Wyoming
GPM	Gallons per minute
GT	Grade × Thickness product (% ft.) of a mineral intercept (expressed without units)
HH	Header Houses
IX	Ion Exchange
ISR	In Situ Recovery (literally, 'in place' recovery) (also known as in situ leach or ISL)
MMT	Main Mineral Trend, located within our Lost Creek Project (Great Divide Basin, Wyoming)
MU	Mine Unit (also referred to as wellfield)
NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects
NRC	U.S. Nuclear Regulatory Commission
OPEX	Operational Expenditure
PEA	Preliminary Economic Assessment
PPM	Parts per million
RCRA	Resource Conservation and Recovery Act
SEC	U.S. Securities Exchange Commission
Unat	Uranium in its natural isotopic ratios
UIC	Underground Injection Control (pursuant to U.S. Environmental Protection Agency regulations)
U3O8	A standard chemical formula commonly used to express the natural form of uranium mineralization. U represents uranium and O represents oxygen.
USFWS	U.S. Fish and Wildlife Service
WDEQ	Wyoming Department of Environmental Quality (and its various divisions, LQD/Land Quality Division, WQD/Water Quality Division; AQD/Air Quality Division; and Solid and Hazardous Waste Division)
WEQC	Wyoming Environmental Quality Council
WGFD	Wyoming Game and Fish Department

Metric/Imperial Conversion Table

        The imperial equivalents of the metric units of measurement used in this short form prospectus are as follows:

Imperial Measure	Metric Unit	Metric Unit	Imperial Measure
0.03215 troy ounces	1 gram	31.1035 grams	1 troy ounce
2.4711 acres	1 hectare	0.4047 hectares	1 acre
2.2046 pounds	1 kilogram	0.4536 kilograms	1 pound
0.6214 miles	1 kilometer	1.6093 kilometers	1 mile
3.2808 feet	1 meter	0.3048 meters	1 foot
1.1023 short tons	1 tonne	0.9072 tonnes	1 short ton

The Company

Overview and Corporate Structure

        Incorporated on March 22, 2004, Ur-Energy is an exploration stage mining company. We are engaged in uranium mining, recovery and processing activities, including the acquisition, exploration, development and operation of uranium mineral properties in the United States. We began operation of our first in situ recovery (ISR) uranium mine at our Lost Creek Project, Wyoming in 2013. Ur-Energy is a corporation continued under the Canada Business Corporations Act on August 8, 2006. Our Common Shares are listed on the TSX under the symbol "URE" and on the NYSE MKT under the symbol "URG."

        Ur-Energy has one direct wholly-owned subsidiary: Ur-Energy USA Inc. ("Ur-Energy USA"), a company incorporated under the laws of the State of Colorado.

        Ur-Energy USA has three wholly-owned subsidiaries: NFU Wyoming, LLC ("NFU Wyoming"), a limited liability company formed under the laws of the State of Wyoming to facilitate acquisition of certain property and assets and, currently, to act as our land holding and exploration entity; Lost Creek ISR, LLC, a limited liability company formed under the laws of the State of Wyoming to hold and operate our Lost Creek Project and certain other of our Lost Creek properties and assets; and Pathfinder Mines Corporation ("Pathfinder"), a company incorporated under the laws of the State of Delaware, acquired in December 2013, which holds, among other assets, the Shirley Basin and Lucky Mc properties in Wyoming.

        Ur-Energy USA has two jointly held subsidiaries with NFU Wyoming: NFUR Bootheel, LLC ("NFUR Bootheel"), a limited liability company formed under the laws of the State of Colorado to facilitate participation in an exploration, mining and development agreement with Jet Metal Corp. (formerly, Crosshair Energy Corporation); and NFUR Hauber, LLC ("NFUR Hauber"), a limited liability company formed under the laws of the State of Colorado to facilitate participation in a venture project at our Hauber project.

        NFUR Hauber has one wholly-owned subsidiary: Hauber Project LLC, a limited liability company formed under the laws of the State of Colorado to hold our Hauber project. NFUR Hauber is the sole member and manager of Hauber Project LLC.

        NFUR Bootheel holds an interest in The Bootheel Project, LLC, a limited liability company formed under the laws of the State of Colorado to hold the Bootheel property (and, formerly, the Buck Point property), which is a venture with Jet Metal Corp., in which, at December 31, 2015, NFUR Bootheel owns a 19.115% interest.

Key Developments

        Effective as of May 2, 2015, Jeffrey T. Klenda assumed the title of acting Chief Executive Officer of the Company after the employment agreement with its former President and Chief Executive Officer, Wayne Heili, ended upon completion of its term on May 1, 2015.

        Our one millionth pound of uranium was recovered at the Lost Creek Project during the second quarter of 2015. We delivered into term contracts during all four quarters of 2015, and made spot sales during three quarters.

        The Company updated its technical report and mineral resource estimates at the Lost Creek Property in June 2015, reporting an increase in the mineral resource, and again in January 2016, as amended on February 8, 2016, with a further increased mineral resource and an update of its preliminary economic analysis for the property. See "Updated Amended Preliminary Economic Assessment of the Lost Creek Property" below.

        Currently, and at December 31, 2015, our principal direct and indirect subsidiaries, and affiliated entities, and the jurisdictions in which they were incorporated or organized, are as follows:

        We are engaged in uranium mining, recovery and processing operations, in addition to the exploration and development of uranium mineral properties. Our wholly-owned Lost Creek Project in Sweetwater County, Wyoming is our flagship property. The project has been fully permitted and licensed since October 2012. We received operational approval from the NRC, and started production operation activities in August 2013. Our first sales of production from Lost Creek were made in December 2013; sales have been made in all quarters of 2014 and 2015.

        Currently, we have ten mid- and long-term uranium sales agreements in place with U.S. utilities for the sale of Lost Creek production or other yellowcake product at contracted pricing. Combined, these multi-year sales agreements represent a significant portion of our anticipated production into 2021. These agreements, individually, do not represent a substantial portion of our annual projected production, and our business is therefore not substantially dependent upon any one of the agreements. From time to time, we enter into spot sale transactions.

        The Company has contractually committed to sell 662,000 pounds of uranium yellowcake during 2016, at an average price of approximately US$47 per pound. During 2015, we worked with our customers to establish our delivery schedule for those commitments, with distribution of sales throughout the year. This schedule was created in an attempt to avoid uneven cash flows that could result from uneven delivery schedules. In mid-January 2016, certain deliveries with an anticipated schedule for first quarter delivery were moved to mid-year delivery dates, causing unevenness of cash flow in the first half of the year. This development was addressed promptly by the Company examining various alternatives in scheduling of deliveries and sales and other financing prospects.

        Our newest project, Shirley Basin, is one of the assets we acquired as a part of the Pathfinder transaction which closed in December 2013. We also acquired all the historic geologic and engineering data for the project. During 2014, we completed a drill program of a limited number of confirmatory holes in order to complete an NI 43-101 mineral resource estimate which was released in August 2014; subsequently, an NI 43-101 Preliminary Economic Assessment for Shirley Basin was completed in January 2015. Baseline studies necessary for the permitting and licensing of the project commenced in 2014 and were completed in 2015. Subsequently, in December 2015, our application for a permit to mine was submitted to the State of Wyoming Department of Environmental Quality. We anticipate that the application for a source and byproduct material license for the project will be submitted to the NRC during the first quarter 2016.

        We utilize in situ recovery of the uranium at Lost Creek and will do so at other projects where this is possible. The ISR technique is employed in uranium extraction because it allows for a lower cost and effective recovery of roll front mineralization. The in situ technique does not require the installation of tailings facilities or significant surface disturbance. This mining method utilizes injection wells to introduce a mining solution, called lixiviant, into the mineralized zone. The lixiviant is made of natural groundwater fortified with oxygen as an oxidizer, sodium bicarbonate as a complexing agent, and carbon dioxide for pH control and the generation of sodium bicarbonate in the formation. The complexing agent bonds with the uranium to form uranyl carbonate, which is highly soluble. The dissolved uranyl carbonate is then recovered through a series of production wells and piped to a processing plant where the uranyl carbonate is removed from the solution using Ion Exchange (IX) and captured on resin contained within the IX columns. The groundwater is re-fortified with the oxidizer and complexing agent and sent back to the wellfield to recover additional uranium. A low-volume bleed is permanently removed from the lixiviant flow. A reverse osmosis (RO) process is available to minimize the waste water stream generated. Brine from the RO process, if used, and excess bleed are disposed of by means of injection into deep disposal wells. Each wellfield is made up of dozens of injection and production wells installed in patterns to optimize the areal sweep of the uranium ore body.

        Our Lost Creek processing facility includes all circuits for the capture, concentration, drying and packaging of uranium yellowcake for delivery into sales. Our processing facility, in addition to the IX circuit, includes dual processing trains with separate elution, precipitation, filter press and drying circuits (this is in contrast to certain other uranium in situ recovery facilities which operate as a capture plant (IX) only, and rely on agreements with other producers for the finishing, drying and packaging of their yellowcake end-product). Additionally, a restoration circuit including an RO unit was installed during initial construction to complete groundwater restoration once mining is complete.

        The elution circuit (the first step after ion exchange) is utilized to transfer the uranium from the IX resin and concentrate it to the point where it is ready for the next phase of processing. The resulting rich eluate is an aqueous solution containing uranyl carbonate, salt and sodium carbonate and/or sodium bicarbonate. The precipitation circuit follows the elution circuit and removes the carbonate from the concentrated uranium solution and combines the uranium with peroxide to create a yellowcake crystal slurry. Filtration and washing is the next step, in which the slurry is loaded into a filter press where excess contaminants such as chloride are removed and a large portion of the water is removed. The final stage occurs when the dewatered slurry is moved to a yellowcake dryer, which will further reduce the moisture content, yielding the final dried, free-flowing, product. Refined, salable yellowcake is packaged in 55-gallon steel drums.

        The restoration circuit is utilized in the production and post-mining phases of the operation. The RO is initially utilized to minimize the waste water stream generated during production. Once production is complete, the groundwater must be restored to baseline quality or its pre-mining class of use by first removing a small portion of the groundwater and disposing of it (commonly known as sweep). Following sweep, the groundwater is treated utilizing RO and re-injecting the clean water. Finally, the groundwater is homogenized and sampled to insure the cleanup is complete, thus ending the mining process.

        Our Lost Creek processing facility was constructed during 2012 - 2013, with production operations commencing in August 2013. Our first sales were made in December 2013. Nameplate design and NRC-licensed capacity of our Lost Creek processing plant is two million pounds per year, of which approximately one million pounds per year may be produced from our wellfields. The Lost Creek plant and the allocation of resources to mine units and resource areas were designed to generate approximately one million pounds of dried U3O8 per year at certain flow rates and uranium concentrations subject to regulatory and license conditions. Production of dried U3O8 was 727,246 pounds and 547,992 pounds in 2015 and 2014, respectively. The excess capacity in the design of the processing circuits of the plant is intended, first, to facilitate routine (and, non-routine) maintenance on any particular circuit without hindering production operational schedules. The capacity was also designed to permit us to process uranium from other of our mineral projects in proximity to Lost Creek if circumstances warrant in the future (e.g., Shirley Basin Project), or, alternatively to be able to contract to toll mill/process product from other in situ uranium mine sites in the region. This design would permit us to conduct either of these activities while Lost Creek is producing and processing uranium and/or in years following Lost Creek production from wellfields during final restoration activities.

        Our Lost Creek processing facility includes all circuits for the production, drying and packaging of uranium yellowcake for delivery into sales. As contemplated in the Preliminary Economic Assessment of Shirley Basin, the Lost Creek processing facility may be utilized for the drying and packaging of uranium from Shirley Basin.

Our Mineral Properties

        Our current land portfolio includes 14 projects in the United States. Ten of the U.S. projects are in the Great Divide Basin, Wyoming, including our flagship project, Lost Creek Project, which began production operations in August 2013. Currently we control a total of more than 2,100 unpatented mining claims and four State of Wyoming mineral leases for a total of more than 42,000 acres (16,997 hectares) in the area of the Lost Creek Property, including the Lost Creek permit area (the "Lost Creek Project," "Lost Creek" or "Project") and certain adjoining properties which we refer to as LC East, LC West, LC North, LC South and EN project areas (collectively, with the Lost Creek Project, the "Lost Creek Property"). Five of the projects at the Lost Creek Property contain NI 43-101 compliant mineral resources: Lost Creek, LC East, LC West, LC South and LC North. See Resource Summary under "Updated Amended Preliminary Economic Assessment for the Lost Creek Property" below. Those five projects are currently held by Lost Creek ISR, LLC; EN Project is held by NFU Wyoming, LLC.

        Following the repurchase of an existing production royalty with respect to 20 claims of the Lost Creek Project in 2013, there are no remaining royalties at the Lost Creek Project, except for the royalty on the State of Wyoming section mineral lease as provided by law. Currently, there is only limited production planned from the State lease section. There is a production royalty of one percent on certain claims of the LC East Project, and other royalties on other claims within the other adjoining projects as well as the other State sections on which we maintain mineral leases (LC West and EN projects).

        A map showing our Wyoming projects and the geologic basins in which they are located is set out below.

        Our Wyoming properties together total more than 66,000 acres (approximately 27,000 hectares) and include two properties, Shirley Basin and Lucky Mc, obtained through our acquisition of Pathfinder Mines Corporation in December 2013.

Operating Properties

Lost Creek Project—Great Divide Basin, Wyoming

        The Lost Creek Project area was acquired in 2005, and is located in the Great Divide Basin, Wyoming. The Main Mineral Trend of the Lost Creek uranium deposit is located within the Lost Creek Project. The Lost Creek Project covers 4,194 acres (1,722 hectares), comprising 201 lode mining claims and one State of Wyoming mineral lease section. Regional access relies almost exclusively on existing public roads and highways. The local and regional transportation network consists of primary, secondary, local and unimproved roads. Direct access to Lost Creek is mainly on two crown-and-ditched gravel paved access roads to the processing plant. One road enters from the west off of Sweetwater County Road 23N (Wamsutter-Crooks Gap Road); the other enters from the east off of BLM Sooner Road. On a wider basis, from population centers, the Property area is served by an

Interstate Highway (Interstate 80), a US Highway (US 287), Wyoming state routes (SR 220 and 73 to Bairoil), local county roads, and BLM roads. The Lost Creek Property is located as shown here:

Topography, Elevation and Vegetation

        The Lost Creek Property is located near the northeastern part of the Great Divide Basin ("GDB") and occurs at an elevation of approximately 7,000 ft. above mean sea level. The GDB is an oval-shaped structural depression encompassing some 3,500 square miles in south-central Wyoming. The basin is bounded on the north by the Wind River Range and Granite Mountains, on the east by the Rawlins Uplift, on the south by the Wamsutter Arch, and on the west by the Rock Springs Uplift.

        Most of the Lost Creek Property consists of flat upland areas and gentle south facing slopes that are dissected by southerly-flowing ephemeral washes. There are no perennial streams on the Property. The vegetation on the Property is dominated by sagebrush (Artemisia tridentata) which occurs throughout both upland and lowland environmental settings. Sagebrush is well adapted to the cold winter temperatures and limited precipitation that characterize the Lost Creek Property. Other vegetation identified at the Lost Creek Property includes native cool season perennial grasses, perennial forbs, cushion plants, semi-shrubs, cacti, shrubs and lichens.

Proximity to Population Centers

        The Lost Creek Property is located in a remote area. The nearest town, Bairoil, with a population of less than 100, is about 17 miles northeast of the Lost Creek plant. The Wyoming towns of Rawlins, Rock Springs and Casper are approximately 36, 82 and 90 miles from the Lost Creek Property, respectively. Figure 1 below shows the locations of population centers with respect to the Lost Creek Property.

        Sweetwater County, in which the Lost Creek Property is located, had a population of 45,010 in 2014. This represents a 16.5% increase in Sweetwater County's population since the 2000 census (ref., U.S. Census Bureau 2010 Report on Sweetwater County, WY). Sweetwater County has a population density of 4.2 people per square mile. Carbon County, which is south of the Property, had a population of 15,885 in 2010 which was primarily located in the town of Rawlins. This represents a 1.6% increase in Carbon County's population since the 2000 census (ref., U.S. Census Bureau 2010 Report on Carbon County, WY).

        Personnel required for management, construction and operation of Lost Creek are drawn from Rawlins, Bairoil, Jeffrey City, Lander, Riverton and Casper, Wyoming.

Climate and Operating Season

        The Lost Creek Property is located in the intermountain semi-desert eco-region (ref., Curtis and Grimes, 2004), which has cold winters and short, hot summers (ref., Bailey, 1995). The average annual temperatures range from 40 to 52 degrees Fahrenheit. The average annual precipitation ranges from five to 14 inches (ref., Bailey, 1995). The nearest relatively large bodies of water are the Pathfinder and Seminoe Reservoirs, which are unlikely to affect local climatic conditions because they are approximately 50 miles downwind of the Property. Winter weather may limit the time periods for certain portions of wellfield drilling and construction at the Lost Creek Project, but should not significantly affect the operation of an ISR facility. ISR operations at the Lost Creek Project will be conducted year-round. Winter conditions will continue to affect exploration and drilling on the Lost Creek Property.

        The state of Wyoming has developed a Core Area Strategy to help protect the Greater Sage Grouse species within certain core areas of Wyoming. Exploration areas of the Property are all within the Greater South Pass core area and are thus subject to work activity restrictions from March 1 to July 15 of each year. The timing restriction precludes exploration drilling and other non-operational based activities that may disturb the sage grouse. Drilling activity is not restricted outside this period. These restrictions are further discussed under the heading "Regulatory Authorizations and Land Title."

        The sage grouse timing restrictions relevant to ISR production activities at the Lost Creek Project are somewhat different because the state of Wyoming has recognized that mines within core areas must be allowed to operate year-round. Therefore, since construction at the Lost Creek Project began, there have been no timing restrictions on drilling, construction, or operational activities within pre-approved disturbed areas as shown in the Permit to Mine. These disturbed areas include the processing plant, holding ponds, roads, power lines, wellfields, and deep disposal wells. Any exploration drilling within the Lost Creek Property but outside the pre-defined disturbed area of the Permit to Mine will continue to be subject to sage grouse timing restrictions.

        The Core Area Strategy also places limitations on the amount of disturbance within an area. These restrictions are sufficiently flexible that it is very unlikely they will ever limit exploration drilling. For the Lost Creek Property, there is a five percent cap on anthropogenic disturbance in the area. Analyses of the planned disturbance on the Property, including those areas which are permitted or for which permits will be sought, will be conducted so as to be consistent with the Wyoming regulatory scheme, and also will be reviewed on a time-to-time basis by the WGFD. The WGFD has also approved the Lost Creek Sage Grouse Protection Plan for the Lost Creek Project.

Environmental Liabilities

        There were no pre-existing mineral processing facilities or related tailings ponds or waste deposits within the Lost Creek Property prior to the initiation of the construction of Lost Creek's ISR facilities and wellfields. Surface disturbance included in the economic analysis is associated with drilling, well installation, wellfield construction, plant construction and installation of the three deep waste disposal wells. Likewise, subsurface disturbance is associated with the injection and production operations in MU1. Other than the above mentioned, there are no known environmental liabilities on the Lost Creek Property. The total bond held by the WDEQ to reclaim property disturbances for which Lost Creek ISR, LLC is liable is US$16.4 million as of October 2015, of which US$14.997 million is for the Lost Creek Permit under the existing Permit to Mine. Currently, the maximum anticipated bond for the life of Property is US$32.3 million which is expected will be in place by approximately October 2019. This is equivalent to the anticipated costs for complete restoration and reclamation of the site over the life of mine.

Property Infrastructure and Sources of Power, Water, Personnel, etc.

        The basic infrastructure (power, water, and transportation) necessary to support an ISR mining operation is located within reasonable proximity of the Lost Creek Property. Generally, the proximity of the Lost Creek Property to paved roads is beneficial with respect to transportation of equipment, supplies, personnel and product to and from the Lost Creek Property. Existing regional overhead electrical service is aligned in a north-to-south direction along the western boundary of the Lost Creek Project. An overhead raptor resistant power line, approximately two miles in length, was constructed in 2012 to bring power from the existing Pacific Power line to the Lost Creek plant. Power drops have been made to the Project and distributed to the plant, offices, wellfields, and other facilities.

        Previous infrastructure near the Lost Creek Property is predominantly related to oil and gas development, past and present uranium exploration and beneficiation, and recreation. There have been several historical conventional uranium mills and mines and one historical ISR project (Bison Basin Project) in the vicinity of the Lost Creek Property. The closest mining facility to the Lost Creek Property is the Sweetwater Mill, a conventional uranium mine and mill that is not currently operational. The facility lies about three and one-half miles south of the southwestern-most boundary of the Company's Lost Creek Project, with less than one mile separating the respective permit boundaries.

        Mine operations require disposal into deep disposal wells ("DDWs") of limited quantities of fluids that cannot be returned to the production aquifers. A total of five DDWs have been permitted for the Project. Three have been drilled to date. Two storage ponds, permitted by state and federal regulators, are located adjacent to the plant and are used to temporarily store the water that will ultimately be disposed of in the DDWs. The first DDW (LC DW #1) is located in the extreme southwest corner of the Lost Creek Project. It was installed and tested in 2008, and was used as the basis for permitting the other four wells. The second DDW (LC DW #4) was drilled in late 2012 immediately south of the plant building. A third deep disposal well (LC DW #3) was drilled and installed approximately 1 1/2 miles west of the plant in July 2014.

        Tailings storage areas, solid waste disposal areas, and heap leach pad(s) will not be a part of the infrastructure for the Lost Creek Property as ISR operations do not require these types of facilities.

Water Supply

        Most of the non-potable water for ISR operations is obtained from the mining operation itself; i.e., from extracted groundwater. With the exception of a 0.5% to 1.5% bleed, the groundwater extracted by the production wells will continue to be recycled through the system.

        Water for activities within the Lost Creek Property is currently supplied by eleven water wells drilled by the Company. Eight of these are located within the Lost Creek Project, one is in the LC North Project, one is in the LC South Project, and one is in the EN Project. All but one of the active wells produces water in excess of 25 gallons per minute. Water usage in the past has been mostly for drilling, casing wells, and abandonment of exploration and delineation holes. Two of the eight wells in the Lost Creek Project are adjacent to the plant site. One of those is being used as a source of fire suppression water and the other as a source of fresh water for that facility. Additional wells may be necessary as exploration and production activities extend further from the plant.

History of Lost Creek Property

        Uranium was discovered in the GDB in 1936. Exploration activity increased in the early 1950s after the Gas Hills District discoveries, and continued to increase in the 1960s, with the discovery of numerous additional occurrences of uranium. Wolf Land and Exploration (a private corporation which later became publicly traded as Inexco), Climax (Amax) and Conoco Minerals were the earliest operators in the area of what is now Lost Creek Property and made the initial discoveries of low-grade uranium mineralization in the Battle Spring Formation in 1968.

        Conoco entered into a joint venture with Inexco in 1969. Conoco gained sole control of the properties in 1970 and continued to explore their large land position in the region as what they called "Project A". In doing so, they identified the eastern half of what is now referred to as the MMT in the Lost Creek Project and also what is known as the EMT in the LC East Project. Conoco's "Project A" also included large portions of what are now the LC North, LC South and EN Projects.

        Kerr-McGee, Humble Oil, and Valley Development, Inc. were also active early in the region.

        Inexco, Conoco, Climax (Amax) and Valley Development, Inc. obtained the initial land positions in the Lost Creek Project area in the late 1960s. Conoco took over Inexco's land position in 1970.

        Texasgulf entered the area in 1976 by acquiring the western half of what is now the Lost Creek Project through a joint venture with Climax. Also in 1976, Texasgulf entered into a joint venture with Valley Development, Inc. and initiated a major exploration program that resulted in the identification of the western half of the MMT. In 1978, Texasgulf joined with Conoco as operator in a joint venture to continue exploring the MMT. Texasgulf acquired a 100% interest in Valley Development, Inc. property in 1979 and continued with extensive exploration efforts and, by the early 1980s, had fully identified the MMT. They subsequently dropped the property in 1983 due to the declining uranium market.

        The property was subsequently acquired by Cherokee Exploration, Inc., which conducted no field activities. In 1987, Power Nuclear Corporation (also known as PNC Exploration) acquired 100% interest in the project from Cherokee Exploration, Inc. PNC Exploration carried out a limited exploration program as well as geologic investigations and an evaluation of previous in situ leach testing by Texasgulf.

        In 2000, New Frontiers Uranium, LLC acquired the property and related database from PNC Exploration, but conducted no drilling or geologic studies. New Frontiers Uranium, LLC later transferred the Lost Creek Project-area property, along with its other Wyoming properties, to NFU Wyoming, LLC.

        In June 2005, Ur-Energy USA Inc., a wholly-owned subsidiary of the Company, purchased 100% ownership of NFU Wyoming, LLC. Within the first year of ownership, the Company initiated drilling, and preparations for mining permit applications. Toward that goal, it conducted engineering studies, core drilling for metallurgical studies, and delineation drilling to outline and define the uranium resources. In addition, comprehensive baseline studies were initiated, including installation of additional monitor wells for hydrological testing and water-quality sampling and a meteorological station within the Project area.

        In July 2007, NFU Wyoming, LLC transferred the Lost Creek Project to Lost Creek ISR, LLC, a wholly-owned subsidiary of Ur-Energy USA Inc. formed for the purpose of owning and developing the Project through the permitting process and into operations as an ISR mine. In 2012 the LC East Project was transferred into Lost Creek ISR, LLC. The LC South, LC West and LC North Projects

were also transferred to Lost Creek ISR, LLC in 2013. EN Project remains an asset of NFU Wyoming, LLC.

Production Operations

        Following receipt of the final regulatory authorization in October 2012, we commenced construction at Lost Creek. Construction included the plant facility and office building, installation of all process equipment, installation of two access roads, additional power lines and drop lines, deep disposal wells, construction of two holding ponds, warehouse building, and drill shed building. In August 2013, the Company was given operational approval by the NRC and commenced production operation activities.

        Production operations in MU1 within the HJ Horizon began on August 2, 2013 and, through September 30, 2015, 1,358,407 pounds of uranium have been produced from this mine unit. For the Lost Creek PEA, in order to accurately reflect existing resources, all resources produced through September 30, 2015 were subtracted from total Measured Resources from the HJ Horizon in MU1. All the wells to support the originally-planned 13 header houses ("HHs") have been completed. Surface installations for HHs 1-1 through 1-12 have been installed and HHs 1-1 through 1-11 were operational as of October 15, 2015. Header house 12 was brought online in November. Construction of header house 13 is underway.

        All monitor ring wells have been installed and pump-tested in MU2. As of October 15, 2015, 138 pattern wells have been piloted within HHs 2-1, 2-2 and 2-3. Additionally, two applications for amendments to the license and permits have been submitted; as relevant to the Lost Creek PEA, the two applications seek to authorize production in the KM Horizon within the Lost Creek Project and to authorize production in the HJ and KM Horizons within the EMT in the LC East Project.

        During 2015, 783,549 pounds of U3O8 were captured within the Lost Creek plant; 727,246 pounds U3O8 were packaged in drums; and 717,125 pounds U3O8 of drummed inventory were shipped from the Lost Creek processing plant to the converter. At December 31, inventory at the conversion facility was approximately 63,776 pounds U3O8.

        From production, Lost Creek sold 725,000 pounds U3O8 during calendar 2015 at an average price of US$41.33 per pound. Total sales for 2015, including purchased U3O8, was 925,000 pounds at an average price of US$45.20 per pound. Contract sales were as expected (630,000 pounds at an average price of US$49.42 per pound); however, spot sales were lower than expected (295,000 pounds at an average price of US$36.18) due to the continuing low spot price environment.

        After more than two years of operations, the 2015 average plant head grade remained at 97 ppm despite having somewhat lower head grades for the fourth quarter. Head grade during December was 87 ppm, which was above the quarter's average grade of 85 ppm. The lower head grade during this period of operation, as well as varying month-to-month grades, is a typical result as the mine matures and older operating patterns remain in the flow regime while newer patterns are brought online. This maturation of mine is also demonstrated through the increasing average flowrates, with a 454 gpm (23.5%) increase quarter-over-quarter.

Taxes, Fees

        The Company is required to pay various state and local taxes related to production and the ownership of property. These taxes are in the form of severance, ad valorem, gross products, personal, and real property taxes. There is no state income tax in Wyoming. Royalties based on sales of uranium will be paid to the state under the state mineral lease at the Project. The state mineral leases carry the standard five percent royalty required by law. In 2013 we removed the only privately-held royalty interest which had pertained to the Lost Creek Project by an agreement for the purchase of that royalty interest. Various royalties exist on portions of the Adjoining Projects, including on a portion of LC East Project. Those royalties, as they pertain to anticipated production, have been included in the analysis but are relatively insignificant affecting only three future header houses at a rate of one percent of production sales. Additionally, maintenance fees will be paid to the BLM, and payments made to the state for the state mineral leases.

        The Lost Creek Property economic analysis includes tax estimates for state severance taxes, county ad valorem taxes and property taxes, all of which are directly attributable to the Lost Creek Property. The economic analyses presented herein also provide the results of the analyses for pre- income tax and post-income tax, which includes U.S. federal and Illinois state income taxes. There is no State of Wyoming income tax and all sales are assumed to take place in Illinois where the conversion facility is located. The only difference between the two scenarios is the value of the estimated income taxes. All other sales, property, use, severance and conservations taxes as well as royalties are included in both scenarios. Both economic analyses presented herein assume no escalation and no debt, interest or capital repayments. Ur-Energy USA Inc. files consolidated federal tax returns in the United States and had approximately $94.5 million in tax loss carry forwards as of December 31, 2014. The Company does not anticipate paying any significant federal income taxes until the existing, and any future, tax loss carry forwards are utilized. In addition, reclamation costs can be deducted in the early years of the project, thus also pushing out the tax liability.

Updated Amended Preliminary Economic Assessment for Lost Creek Property

        On January 19, 2016, we issued an updated Preliminary Economic Assessment for the Lost Creek Property Sweetwater County, Wyoming (January 19, 2016 (TREC, Inc.)) as amended February 8, 2016, the Amended Preliminary Economic Assessment for the Lost Creek Property Sweetwater County, Wyoming (the "Lost Creek PEA"). The Lost Creek PEA was prepared for the Company and its subsidiary, Lost Creek ISR, LLC ("LC"), by Douglass H. Graves, P.E., TREC, Inc. ("TREC") and James A. Bonner, C.P.G., Vice President Geology of the Company in accordance with NI 43-101. The objective of the Lost Creek PEA is to disclose recent changes for the Lost Creek Property which come in the form of an updated mineral resource estimate prompted by recent drilling within Lost Creek's Mine Unit 2 ("MU2"), exploratory drilling at the Lost Creek and LC East Projects, and the re-estimation of all previously-identified resources for the Property at a revised 0.20 grade-thickness (GT) cut-off. The economic analyses within the Lost Creek PEA have been revised to evaluate the impact of additional identified resources with information and data acquired through two years of ISR operations at Lost Creek. The Lost Creek PEA therefore serves to replace the last economic analyses for the Lost Creek Property from December 2013 and the most recent NI 43-101 Technical Report on the Lost Creek Property, dated June 17, 2015 (the "2015 Technical Report"). The Lost Creek PEA covers production through September 30, 2015 and drilling and other exploration and operational activities conducted through October 15, 2015.

        On June 17, 2015, the Company published an independent Technical Report for the Lost Creek Property to report increased resources for its operating Mine Unit 1 ("MU1") and from exploration drilling conducted early in 2015. In order to reconcile higher-than-expected uranium recoveries from production operations in this mine unit, the grade thickness ("GT") cutoff for uranium intercepts used in resource estimation was lowered from 0.30 to 0.20. Employing these revised guidelines, resources for MU1 were re-mapped and re-evaluated, increasing the MU1 Measured Resources by 55% (after subtraction of MU1 production). Through the monitoring of continued production from MU1, the authors believe the 0.20 GT better represents the in-situ uranium resources for the Lost Creek Property. Accordingly, for the Lost Creek PEA, all resource estimations for Lost Creek Property have used the new 0.20 GT cutoff, again, following re-mapping and re-evaluation.

        Review of the mineral resource estimate by an independent party is not necessary in this instance to comply with NI 43-101 which requires an independent review when the total mineral resource has increased by more than 100% since the last independent review. Since the 2015 Technical Report, our activities have resulted in a cumulative increase of mineral resources at the Lost Creek Property of 31% in the Measured and Indicated categories and 28% in the Inferred category.

        The Lost Creek Property represents the composite of six individual contiguous Projects: Lost Creek Project, LC East Project, LC West Project, LC North Project, LC South Project and EN Project.

        The fully-licensed and operating Lost Creek Project is considered the core project while the others are collectively referred to as the Adjoining Projects. The Adjoining Projects were acquired by the Company as exploration targets to provide resources supplemental to those recognized at the Lost Creek Project. Most were initially viewed as stand-alone projects, but expanded over time such that collectively they represent a contiguous block of land along with the Lost Creek Project.

Location and Size

        The Lost Creek Property is located in the northeast corner of Sweetwater County, approximately 90 miles southwest of Casper, Wyoming. Current total acreage is approximately 42,372 acres of federal mineral claims and state of Wyoming mineral leases (Figure 1 below).

Figure 1: General Location Map

I90
I25
Casper
Sweetwater
I80
Rawlins
Rock Springs
Cheyenne
R93W
R92W
R92W
R91W
T26N
T25N
LC North
Draw
Lost Creek
LC East
LC West
EN
LC South
T25N
T24N
R93W
R92W
R92W
R91W
N
0
1
2 miles

Preliminary Economic Assessment
Lost Creek Property
Sweetwater County, Wyoming

Ur-Energy

Figure 1
General Location Map
Lost Creek Property
Sweetwater Co., Wyoming

January 2016 | Drawn by: W. Butler

Lost Creek ISR, LLC

        The Lost Creek Property is situated in the northeastern part of the Great Divide Basin ("GDB"), which is underlain by up to 25,000 ft. of Paleozoic to Quaternary sedimentary units. Rock outcrops in the GDB are dominated by the Battle Spring Formation of Eocene age, which also hosts the uranium mineralization considered in the Lost Creek PEA. The dominant lithology in the Battle Spring Formation is coarse arkosic sandstone, interbedded with intermittent mudstone, claystone and siltstone. Deposition occurred as alluvial-fluvial fan deposits within a south-southwest flowing paleo-drainage.

        Exploration in the Lost Creek region started in the mid-1960s. Several companies explored portions of the current Lost Creek Property during this early period and continued to advance the uranium discoveries until 1983 when market conditions declined. New Frontiers Uranium, LLC acquired the Lost Creek Project in 2000 and held it until 2005 when Ur-Energy USA Inc. purchased 100% ownership of the property through the purchase of a wholly-owned company, NFU Wyoming, LLC.

        The uranium mineralization occurs as roll front type deposits formed where uranium precipitated from oxidizing groundwater when it contacted reduced host rock. The majority of known, potentially recoverable uranium throughout the Lost Creek Property occurs within two major mineralized trends. The Main Mineral Trend ("MMT") lies within the Lost Creek Project and the East Mineral Trend ("EMT") occurs in the LC East Project. The main mineralized stratigraphic intervals are identified by URE as the HJ and KM Horizons of the Battle Spring Formation. Additional uranium has been identified in the overlying FG and DE Horizons and also in the underlying Deep Horizons.

Regional, Local, and Property Geology

        The Lost Creek Property is situated in the northeastern part of the GDB, which is underlain by up to 25,000 ft. of Paleozoic to Quaternary sediments. The GDB together with the Washakie Basin to the south comprise the eastern half of the greater Green River Basin, which occupies much of southwestern Wyoming. The GDB lies within a unique divergence of the Continental Divide and is bounded by structural uplifts or fault displaced Precambrian rocks, resulting in internal drainage and an independent hydrogeologic system.

        The geology in the GDB is dominated by the Battle Spring Formation of Eocene age. The dominant lithology in the Battle Spring Formation is coarse arkosic sandstone, interbedded with intermittent mudstone, claystone and siltstone. Deposition occurred as alluvial-fluvial fan deposits within a south-southwest flowing paleo-drainage. The sedimentary source is considered to be the Granite Mountains, approximately 30 miles to the north with possible minor contributions from volcanic sources. Maximum thickness of the Battle Spring Formation sediments within the GDB is 6,000 ft.

        Approximately six miles west of the Lost Creek Property, the Battle Spring Formation interfingers with the Wasatch and Green River Formations of equivalent age (Eocene) within a belt roughly 15 miles wide. The Wasatch and Green River together represent low-energy fluvial, lacustrine and paludal depositional environments, which are time-equivalents of the alluvial fan deposits of the Battle Spring Formation.

        Deep-seated regional thrust faulting associated with the Wind River thrusting occurred at depth in the central portions of the GDB. The horizontal component of displacement is possibly greater than nine miles. However, displacement does not extend to the surface. In addition, shallow normal faulting is also common throughout the GDB, having a preferential orientation that is generally east-west. These faults are relatively local and appear to be late stage events in the structural history of the basin. Throws are generally less than 200 ft. and most commonly on the order of 25 to 50 ft. as illustrated by the Lost Creek Fault, discussed below. Strata within the GDB generally exhibit gentle dips of one to three degrees to the west and southwest, increasing to as much as 20 degrees in some locations along the basin margin. Gentle folding during late Eocene accompanied late-stage regional thrusting; therefore, broad anticlinal and synclinal folds are present within the Battle Spring Formation. Similar to the shallow normal faulting, the fold axes generally are oriented east-west.

        Uranium deposits in the GDB are found principally in the Battle Spring Formation, which hosts the Lost Creek Property resources. Lithology within the Lost Creek deposit consists of approximately 60% to 80% poorly consolidated, medium to coarse arkosic sand beds up to 50 ft. thick, and 20% to 40% interbedded mudstone, siltstone, claystone and fine sandstone, each generally less than 25 ft. thick. This lithological assemblage remains consistent throughout the entire vertical section of interest in the Battle Spring Formation. Outcrop within the Lost Creek Property is exclusively that of the Battle Spring Formation. Due to the friable nature of the formation, this occurs largely as sub-crop beneath the soil. The alluvial fan origin of the formation yields a complex stratigraphic regime that has been subdivided throughout the Lost Creek Property into several thick horizons dominated by sands, with intervening named mudstones.

Deposit Type

        Uranium mineralization identified throughout the Lost Creek Property occurs as roll front type deposits, typical in most respects of those observed in other Tertiary Basins in Wyoming. The formation of roll front deposits is largely a groundwater process that occurs under favorable geochemical conditions. The most favorable host rocks for roll fronts are permeable sandstones within large aquifer systems. Interbedded mudstone, claystone and siltstone are often present and aid in the formation process by focusing groundwater flow.

        The geometry of mineralization is dominated by the classic roll front "C" shape or crescent configuration at the alteration interface. The highest grade portion of the front occurs in a zone termed the "Nose" within reduced ground just ahead of the alteration front. Ahead of the Nose, at the leading edge of the solution front, uranium quantity gradually diminishes to barren within the 'Seepage' zone. Trailing behind the Nose, in oxidized (altered) ground, are weak remnants of mineralization referred to as "Tails" which have resisted re-mobilization to the Nose due to association with shale or other lithology of lower permeability. Tails are generally not amenable to in situ recovery because the uranium is typically within strongly reduced or impermeable strata, therefore making it difficult to leach.

        The source of the uranium within the Lost Creek Property is speculative. Boberg (2010) suggests that the source within this portion of the Wyoming Uranium Province is a combination of (1) leaching of uraniferous Oligocene volcaniclastics that once covered the basins and (2) weathering and leaching of uraniferous Archean granite of the Granite Mountains (north of the GDB) which also represent the provenance of the arkosic sands comprising the Battle Spring Formation.

        Oxygenated surface water passing through the overlying thick sequences of volcaniclastic material may have leached metals, including uranium. These metal-enriched fluids may have also leached additional uranium from the arkosic sands that compose the aquifers. The enriched, oxidizing fluids subsequently entered the regional groundwater systems within the basin and migrated down-dip through the aquifers as large oxidizing geochemical cells referred to as solution fronts.

        Uranium precipitated in the form of roll front deposits at the leading edge of the geochemical cells where the transporting water encountered reducing geochemical environments within the host sands. Uranium quantity was enhanced where groundwater flux was focused horizontally by paleochannels or vertically by aquitards. Continuity of these conditions produced a significant accumulation of uranium at the reduction-oxidation (redox front) interface. In addition, the continued supply of oxygen to the interface leads to degradation of the reduced strata and resulted in migration down-gradient of the redox interface, thus remobilizing the associated uranium with it. In this manner the uranium deposit slowly migrated down-dip over geologic time.

        The reducing environment in the host sand is generally induced by carbonaceous material within the formation or leaked reductant gases originating from deep hydrocarbon sources. Pyrite is inherently associated with both and is a significant indicator of a reducing environment. Reduced sands are typically some shade of gray and represent the regional framework prior to mineralization. The reducing environment is subsequently altered by the passage of the oxidizing solution front. Alteration typically involves oxidation of pyrite and other iron bearing minerals to hematite or limonite/goethite and destruction of carbonaceous material. As a result, altered (oxidized) sands are typically reddish or yellowish in color. Mineralized zones within a roll front vary considerably in size and shape, but are generally long, narrow and sinuous in map view. The total length of a mineralization trend may extend for several miles. Commonly, a deposit or mineralized trend will consist of a composite of multiple, vertically-stacked roll fronts.

        Typical width of an individual roll front is generally 25 to 100 ft. However, in the case of multiple stacked fronts, the composite width may be several hundred feet across. Typical thickness of an individual roll front is roughly 5 to 25 ft. and the composite thickness of multiple, vertically stacked fronts may occupy as much as 200 ft.

        As described above, the MMT, EMT and extension trends throughout the Lost Creek Property are the product of large regional geochemical alteration systems which resulted in a complex composite of multiple, stacked roll fronts at the reduction-oxidation interface. The roll front model and associated mineralized trends are the basis upon which the exploration and development programs are planned.

Exploration and Drilling

        No non-drilling exploration surveys have been conducted by the Company on the Lost Creek Property. Existing uranium resources within the property boundaries were estimated, including the use of historical down-hole electric logs, lithology logs, drill hole location maps, summaries of mineralized drill hole intercepts and survey coordinates for drill holes.

        Data from this drilling forms the basis of much of the mineral resource estimation herein. Since the completion of the June 17, 2015 Technical Report, we have conducted development drilling within MU2 and completed the second phase of the 2015 exploration program. Results from these drilling activities, using a GT cutoff of 0.20 or better, have been used in the Lost Creek PEA to update Lost Creek Property resources.

        MU2 is being developed within the HJ Horizon, which has been recognized as containing ten individual sub-horizons. In the development of the first three header houses for MU2, through October 15, 2015, 138 pattern wells have been piloted. This drilling totaled 67,230 feet. In addition, 22,809 feet of drilling was conducted to complete 22 delineation holes and 20 monitor wells in the mine unit. Detailed roll front and GT contour mapping of mineralization was performed on these 180 drill holes, in order to update MU2 resources for the Lost Creek PEA.

        Delineation drilling prior to wellfield development had been conducted on approximately 100 foot spacing and was the basis for initial wellfield resource estimates. When considering, however, that a roll front target at Lost Creek may be only 25 to 50 ft. wide, this presents circumstances in which the presence of the mineralized trend can be confirmed, but the sampling (drilling) may not test the richest portion of the roll front. Production well installation on the other hand is conducted on approximately 75 foot spacing and thus affords much additional data at closer spacing. The earlier determination to lower the GT cutoff from 0.30 to 0.20 effected an increase in resources within MU2. Additionally, the increase in drill density resulted in an increase in resources due to: (1) recognition that the roll fronts are considerably more sinuous and convoluted than can be recognized at 100 foot drill spacing. The increased sinuosity has the effect of increasing the length of the fronts and thus an increase in resources; and (2) the closer drill density results in more drill holes penetrating the "spine" of the roll fronts where the highest grade occurs. This increases the overall average grade and GT, thus increasing resources.

        The interpretation of drill hole data from this higher-density drilling resulted in the following MU2 resource increases:

  •
  Measured and Indicated resources were increased by 42% (682,000 pounds) from 1.606 million to 2.288 million pounds eU3O8.

  •
  Inferred resources increased by 58% (184,500 pounds) from 315,500 pounds to 500,000 pounds eU3O8.

        A 150-hole exploration drilling program was conducted in 2015 immediately south and southeast of MU1. The primary goal of this program was to characterize three previously-identified mineralized sand units (FG, HJ, and KM). Exploratory drilling was conducted along drill hole fences spaced at 400 foot intervals along the projected mineralized trend.

        The exploration program was conducted in two phases, with the first phase completed early in 2015. Ninety-one exploratory holes were drilled at the time, totaling 51,535 feet of drilling. The first phase successfully extended several mineralization trends and increased resources within three mineralized horizons. This drilling identified 120,800 pounds of new Measured and Indicated resources and 296,300 pounds of Inferred resources south of MU1. These exploration resources were reported in the 2015 Technical Report.

        In third quarter 2015, the second phase of drilling was completed, consisting of 59 drill holes (24,760 feet of drilling). This drilling continued to extend the mineralization trends and increased resources within the three mineralized horizons. This drilling identified an additional 18,400 pounds of new Measured and Indicated resources and 201,700 pounds of Inferred resources south of MU1. The majority of this drilling was performed on the Lost Creek Project. However, some resources were delineated within the HJ and KM horizons on the LC East Project.

Mineralization

        Mineralization at the Lost Creek Project and Adjoining Projects occurs as roll front type uranium deposits. Mineralization occurs in sand horizons within the Eocene-age Battle Spring Formation. The most significant mineral resources in the Lost Creek Property occur within two major stratigraphic horizons, the HJ and the KM Horizons. The HJ Horizon contains most of the currently defined mineral resources and hosts the current production zones. As discussed earlier, the HJ Horizon is subdivided into four stratigraphic sub-horizons that are also used for resource reporting. The highest abundance of uranium mineralization occurs in the MHJ1 and MHJ2 sub-horizons. Each sub-horizon, in turn, may consist of multiple mineralized roll fronts. The HJ Horizon, as a whole, contains up to 11 individual roll fronts within a stratigraphic interval of approximately 130 ft.

        The KM Horizon underlies the HJ Horizon and contains additional significant mineralization that will be targeted for future production later in the Lost Creek mine plan. Mine approvals for the KM Horizon will be addressed by the proposed amendments to the mine license and permits. To date, a total of nine individual roll fronts have been identified in the KM Horizon within a stratigraphic interval of approximately 100 ft.

        Mineral resources that are currently targeted for mining in the Lost Creek Property occur within two major trends. In the Lost Creek Project, resources are focused in an east-west oriented trend approximately three miles long and 500 to 2,000 ft. wide, termed the Main Mineral Trend (MMT). Mineralization targeted for mining has also been identified within the underlying KM Horizon. The FG Horizon also contains considerable mineralization.

        A second mineralized trend of significance, the East Mineral Trend (EMT), was identified by historical drilling within the LC East Project. Although geologically similar, it appears to be a separate and independent trend from the MMT and is believed to be the product of a different mineralization system. The EMT assumes a generalized northeast-southwest orientation extending for approximately six and one-half miles with a width of 500 to 1,500 ft. As in the MMT, the known mineralization occurs mainly in the HJ and KM Horizons. Significant occurrences have also been identified in the FG Horizon.

Sample Collection, Preparation, Analysis and Security

        All mineralization at the Lost Creek Property does not outcrop. Therefore, testing of the mineralization is accomplished solely by drilling. Similarly, virtually all measurement of uranium content, or "sampling," is accomplished by one or more of three methods derived from the drilling activities:

  1.
  Down-Hole Gamma Logs: This method is the most common and provides information on mineralization. Every hole drilled on the Lost Creek Property is gamma logged. Gamma logging is an indirect measurement of uranium content.

  2.
  PFN (Prompt Fission Neutron) logging of selected mineralized intervals. This method provides a direct downhole measurement of uranium content as a supplement to, and confirmation of, gamma measurements.

  3.
  Coring: Only a small percentage of drilled holes are cored. Laboratory analyses of core provide information on uranium content and physical, mineralogical and chemical properties of the host formation.

        Down-hole Geophysical Logging:    Every hole completed on the Lost Creek Property by the Company and its predecessors has been geophysically logged using a down-hole electronic probe. The Company's geophysical logging data have been obtained using a Company owned and operated logging unit that employs technology from GeoInstruments, Inc. of Nacogdoches, Texas; and also from a qualified independent contractor, Century Geophysical of Tulsa, Oklahoma. Down-hole measurements include gamma logs, single-point resistance, self-potential, and hole deviation.

        Quality control on the logging units is performed by calibration of the logging unit at the Casper, Wyoming US Department of Energy ("DOE") test pit (known source concentration) no less than once a month. Calibration is performed using industry established procedures. We maintain detailed calibration records. Logging contractors employed by the Company are required to calibrate in the same fashion and on a similar schedule. Additionally, the reliability of the Company's gamma tool has been tested by repeat logging of several holes multiple times; and by duplicate logging of several holes which were also logged by independent contractors.

        Gamma logs provide data that is an indirect measurement of uranium content in the host rock. Gamma radiation measurements are collected in one-tenth foot depth intervals. A DOE algorithm is used by the logging unit software to convert the gamma ray readings, measured in counts per second ("CPS"), into grade reported as equivalent percent uranium (% eU3O8). The results are reported in one-half foot increments. Mineralized intervals (uranium intercepts) are then defined by applying pre-established grade cutoffs, to report:

  •
  Thickness of each mineralized zone (ft.). Mineralized thickness from gamma logs is considered an accurate representation of the true thickness because the strata are essentially horizontal and drill holes are virtually vertical;

  •
  Average Grade within each thickness interval (% eU3O8);

  •
  Depth (bgs) to the top of the intercept (ft.); and

  •
  GT:  Calculated as the average grade multiplied by thickness (%ft.) for each intercept interval (usually expressed without units).

        PFN Logging:    PFN is considered a direct measurement of true uranium concentration (% U3O8) and is used to verify the grades of uranium intercepts previously reported by gamma logging. PFN logging is accomplished by a down-hole probe in much the same manner as gamma logs, however only the mineralized interval plus a buffer interval above and below are logged. After review of the gamma log from each drill hole, our field geologists determine if any intercepts warrant PFN logging, based on the GT of the gamma intercepts (GT ≥ 0.10). If selected by the field geologist and if the PFN tool is available within a reasonable time frame, the hole will be logged by PFN. As such, the PFN results are employed only as a confirmation of gamma derived results, but not as a complete replacement or duplication of them. Approximately 13% of all holes drilled by the Company on the Lost Creek Property have been PFN logged. Quality control for the PFN is performed at the DOE test pit in a manner similar to that described above for the gamma tool.

        Core Samples:    Core samples have been obtained from approximately one percent of the holes drilled by the Company at the Lost Creek Property. Core holes are located as close offsets of previously drilled holes, which showed uranium intercepts of interest. Select intervals within holes of interest are cored by means of a mud-rotary drill-rig employing a 15-ft. long, split-tube core barrel. Core recovery has been approximately 95%. Core is described in detail and photographed in the field. Additionally, the core is scanned in the field on one-half foot intervals with a hand-held scintillometer to identify sections of higher radioactivity for sampling. The scintillometer results are also employed to provide a detailed depth correlation and comparison between the gamma log and core depths provided by the driller. Depth correlation accuracy of less than one-half foot is normally obtained. The core is then vacuum sealed in plastic bags. Samples selected for laboratory analyses are later cut in one foot intervals, split by hand longitudinally and bagged by our employees for shipping. Analysis has been conducted by qualified laboratories for uranium content (discussed below). In addition, selected samples are tested for density, permeability and other physical features, as well as leach amenability. Samples for leach testing are vacuum sealed again immediately after selection and prior to shipping to the lab.

        Drill Cutting Samples:    During drilling of all holes, cuttings are collected at five-foot intervals. Detailed descriptions of each of these samples are then documented by the field geologists. Drill cutting samples are valuable for lithologic evaluation and also for description of redox conditions, based on sample color. However, these samples are not analyzed for uranium content because there is considerable dilution and mixing which occurs as the cuttings are flushed to the surface. In addition, the samples are not definitive with regard to depth due to variation in the lag time between cutting at the drill bit and when the sample is collected at the surface.

        Analyses and Security:    After collection and documentation in the field, cores and other physical samples derived from the Company's drilling activities at the Lost Creek Property were delivered to Energy Laboratories, Inc. (Energy), an independent commercial laboratory in Casper, Wyoming. Energy has been performing uranium analyses and testing for over 30 years and is considered to be qualified to secure, handle and analyze samples in accordance with industry standards. Energy has an industry-standard internal QA/QC system including routine equipment calibration and the use of standards, blanks, duplicates and spikes. Testing of physical properties (porosity, permeability) have also been performed by Maxim Technologies of Billings, Montana and Weatherford Laboratories of Casper, Wyoming (ref., Weatherford, 2010). Hazen Research, Inc. (Hazen Research) and Assayers Canada LTD (now SGS) performed analyses of certain duplicate samples. All of these laboratories are also independent, certified commercial laboratories.

        Data from historical sampling, prior to the Company, were derived by reputable exploration companies and are assumed to have been collected, secured and analyzed in accordance with standard industry practices at the time. More recent data have been validated by calibration of down-hole gamma and PFN comparison against laboratory assay results, as described in the prior section. The calibration confirmed the ability to appropriately use the down-hole data for resource estimate calculations.

        The Company occasionally performs leach testing on various samples from the Lost Creek Project. Most recently, in 2010 we performed leach testing on samples from the KM Horizon of the Lost Creek Project (currently in the permit-licensing stage). Seven samples obtained from one-foot sections of core were tested for mineral recovery using the same test methods as in prior tests from the HJ Horizon (currently licensed for production at Lost Creek, and being recovered in Mine Unit 1). Twenty-five pore volumes of various bicarbonate leach solutions were passed through the samples. Uranium recovery ranged from 54.1 to 93.0% with an average uranium recovery of 80.6%. These results are similar to earlier leaching and recovery tests conducted on behalf of the Company on samples from the HJ Horizon, which returned results consistently averaging 82 - 83%. We believe these results are consistent with industry experience.

Lost Creek Property Mineral Resource Estimate

        The prior Lost Creek Property resource estimate (2015 Technical Report) was updated based on the following new data sources:

  1.
  As of October 15, 2015, 138 close-spaced pattern wells had been piloted, 20 monitor wells had been completed and 22 delineation holes drilled within MU2. In addition to this newly-acquired data, all existing drill hole data within MU2 were re-evaluated, using a 0.20 GT cutoff, and included in the MU2 resource estimate.

  2.
  The results from the second phase of the 2015 exploratory drilling program. Fifty-nine drill holes were completed during this phase, adding 18,423 pounds of Measured and Indicated resources, and 201,785 pounds of Inferred resources since the 2015 Technical Report.

  3.
  All resources throughout the entire Lost Creek Property were updated using a 0.20 GT cut-off in the revised resource estimation process.

        Updated resource estimations based on the first phase of the 2015 exploration program and final pattern drilling within MU1 were disclosed in the 2015 Technical Report.

        The current mineral resource estimate for the Lost Creek Property, after subtracting 1.358 million pounds of uranium produced from MU1 through September 30, 2015, is 13.251 million pounds in the Measured and Indicated categories, and 6.439 million pounds eU3O8 in the Inferred category. In general, the current resource estimate represents a net increase to the Lost Creek Property (all Projects) of 3.146 million pounds eU3O8 in the Measured and Indicated categories (after adjustment for MU1 production) and 1.402 million pounds eU3O8 in the Inferred category when compared to the previous estimate in the 2015 Technical Report. This represents a 31% and 28% increase in the respective categories. The updated resource estimate is summarized below:

Lost Creek Property—Resource Summary

	Measured			Indicated			Inferred
Project	AVG GRADE % eU3O8	SHORT TONS (X 1000)	POUNDS (X 1000)	AVG GRADE % eU3O8	SHORT TONS (X 1000)	POUNDS (X 1000)	AVG GRADE % eU3O8	SHORT TONS (X 1000)	POUNDS (X 1000)
LOST CREEK	0.048	8,339	7,937	0.046	3,831	3,491	0.046	3,116	2,844
MU1 Production through 09/30/2015	0.048	–1.415	–1,358
LC EAST	0.052	1,392	1,449	0.041	1,891	1,567	0.042	2,954	2,484
LC NORTH	—	—	—	—	—	—	0.045	645	581
LC SOUTH	—	—	—	0.037	220	165	0.039	637	496
LC WEST	—	—	—	—	—	—	0.109	16	34
EN	—	—	—	—	—	—	—	—	—
GRAND TOTAL	0.048	8,316	8,028	0.044	5,942	5,223	0.044	7,368	6,439
MEASURED + INDICATED =					14,258	13,251

(1)
Sum of Measured and Indicated tons and pounds may not add to the reported total due to rounding.

(2)
% eU3O8 is a measure of gamma intensity from a decay product of uranium and is not a direct measurement of uranium. Numerous comparisons of eU3O8 and chemical assays of Lost Creek rock samples, as well as PFN logging, indicate that eU3O8 is a reasonable indicator of the chemical concentration of uranium.

(3)
Table shows resources based on grade cutoff of 0.02% eU3O8 and a grade × thickness cutoff of 0.20 GT.

(4)
Measured, Indicated, and Inferred Mineral Resources as defined in Section 1.2 of NI 43-101 (the CIM Definition Standards (CIM Council, 2014)).

(5)
Resources are reported through October 15, 2015.

(6)
All reported resources occur below the static water table.

(7)
1,358,407 lbs. of uranium have been produced from the HJ Horizon in MU1 (Lost Creek Project) as of September 30, 2015.

(8)
Mineral resources that are not mineral reserves do not have demonstrated economic viability.

        Information shown in the table above differs from the disclosure requirements of the SEC. See "Cautionary Note to U.S. Investors Concerning Disclosure of Mineral Resources" above.

        Mr. Bonner, C.P.G., is of the opinion that the classification of the resources as stated meets the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) definitions as adopted by the CIM Council on May 10, 2014 (CIM Council, 2014). The mineral resource estimates in the Lost Creek PEA, based on historical and recent drilling, were reviewed and accepted by Mr. Bonner.

        The majority of resources within the Lost Creek Property have been geographically allocated to 12 designated Resource Areas ("RAs") which represent the accumulation of resources within a given horizon in a given area. Economic analyses in the Lost Creek PEA are performed solely on these designated areas, due to the vertical and lateral continuity of the resources. RAs represent precursors to potential mine units (wellfields). To date, RAs 1 and 2 have been converted to Mine Units 1 and 2, respectively. At the current time, approximately 87% of the total Lost Creek Property resources, as presented in the Resource Summary above, are contained within Resource Areas.

Cautionary statement:

        The Lost Creek PEA is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is increased risk and uncertainty to commencing and conducting production without established mineral reserves that may result in economic and technical failure which may adversely impact future profitability. The estimated mineral recovery used in the Lost Creek PEA is based on recovery data from wellfield operations to date, as well as the Company's personnel and industry experience at similar facilities. There can be no assurance that recovery at this level will be achieved.

        The authors of the Lost Creek PEA have assumed that the Company's operations at the Lost Creek Property will be conducted in conformance with applicable laws, regulations and requirements of federal, state and local agencies. It is also assumed that organization and management controls have been and will continue to be established to ensure compliance with applicable regulations and to implement the Company's policy for providing a safe working environment including the philosophy of maintaining radiation exposures As Low As Reasonably Achievable ("ALARA").

        The new resources identified via the recent activities and evaluations have been added to the Lost Creek production plan and provide a positive impact on the possible economics of the Lost Creek Property. The revenue for the cash flow estimate was developed using the GT contour mineral resource estimate for the MMT and EMT, and further assumed that, based on an 80% recovery factor, approximately 13.8 million pounds of U3O8 will be recovered from the MMT and EMT at the Lost Creek Property. Remaining CAPEX costs are for sustaining capital requirements at the mine site and are primarily associated with the replacement of equipment that will be used in the future operations of the plant and the wellfields. The sustaining capital cost is estimated to be US$3.6 million. In addition, although not considered sustaining capital, costs are included in this analysis for the installation of two additional deep disposal wells at an estimated cost of US$6.2 million. The sustaining capital estimate is based on the actual previous purchases of the same equipment and/or vendor prices, thus the predicted level of accuracy of the sustaining capital estimate is +/– 10%.

        OPEX cost estimates in the Lost Creek PEA were developed by evaluating each process unit operation and associated operating services (power, water, air, waste disposal), infrastructure (offices, shops), salary plus burden, and environmental control (heat, air conditioning, monitoring). The OPEX estimate in the Lost Creek PEA is based on the Company's current operating costs, budgets, development plan, deliverables, process flow sheets, process design, materials balance and project manpower schedule.

        Total OPEX costs, including selling, production and operating costs, have been estimated at $202.9 million, or approximately $14.58 per pound. The predicted level of accuracy of the OPEX and Closure estimates is approximately +/- 20%. The prices for the major items identified in this report have been sourced in the United States, and are based upon operational experience and data. The OPEX estimate above is based on the current resource estimate for the MMT and EMT on the Property which takes into account the produced pounds as well as the increase in MU1 resources.

        Major cost categories considered when developing OPEX costs include wellfield, plant and site administration costs as detailed below.

Annual Operating Costs (OPEX) Summary

Operating Costs Summary	Units	Total	US$ per Pound
Salaries and Wages (Plant)	US$ 000s	$38,996	$2.80
Salaries and Wages (Wellfield)	US$ 000s	$40,796	$2.93
Wellfield costs (excludes closure related)	US$ 000s	$27,118	$1.95
Processing Plant Costs (excludes closure related)	US$ 000s	$42,599	$3.06
Product Shipping Costs & Conversion Facility Fees	US$ 000s	$4,731	$0.34
BLM & State Land Holding & Surface Impact Costs	US$ 000s	$1,504	$0.11
NRC Fees	US$ 000s	$2,634	$0.19
Insurance & Bonding	US$ 000s	$6,778	$0.49

Subtotal	US$ 000s	$165,158	$11.87
Closure costs (less wages)	US$ 000s	$27,150	$1.95
Home Office Support and Allocated Overhead	US$ 000s	$10,625	$0.76

Subtotal		$37,775	$2.71

Total	US$ 000s	$202,933	$14.58

(1)
Wellfield operating costs include power, maintenance, chemicals and other wellfield operating costs.

(2)
Closure costs assume no salvage value for materials and equipment.

(3)
BLM land holding cost assumes an annual assessment of $150 on each claim (525 claims in total). State fees include US$1,280 annual lease plus surface impact of $2/acre.

(4)
NRC annual fees include estimated costs of $8,320 for annual inspections, $12,500 for quarterly project management, $36,000 for license fees, $31,000 for each Mine Unit review and $300,000 for the KM/LCE Amendment.

(5)
Shipping costs are based on 38,000 lbs. yellowcake shipments to the conversion facility in Metropolis, Illinois.

(6)
Bonding requires a 2.5% premium to be paid and approximately 30% collateral to be posted. The posted collateral is returned as closure work is completed and the bonding requirement is reduced.

(7)
Closure costs are based on WDEQ approved unit costs from October 2015 and detailed engineering work.

        The first series of MU1 header houses was constructed simultaneously with the processing plant and the site infrastructure in 2012 and 2013. Since that time, additional header houses in MU1 have been brought into production. As of October 15, 2015, 11 of the 13 originally-designed MU1 header houses are in production. The other header houses will be brought on line sequentially until the modeled production rate or nominal plant throughput (approximately 5,500 to 6,000 gpm) is attained. Through September 30, 2015, the production rate has governed, allowing for lower than nominal plant flowrates. The remainder of MU1 and additional areas are expected to be developed in such a way as to allow for production/plant capacity to be maintained. In other words, as the productivity or head grade from the initial header houses decreases below economic limits, replacement patterns from additional header houses are expected to be placed into operation in order to seek to maintain the desired flow rate and head grade at the plant.

        Wellfield development costs include both wellfield drilling and wellfield construction activities and were estimated based on current and preliminary future wellfield designs including the number, location, depth and construction material specifications for wells and header houses and the hydraulic conveyance (piping) system associated with the wellfields. Additionally, trunk and feeder pipelines, electrical service, roads and wellfield fencing are included in the cost estimates. The wellfield development estimate is based on actual costs from vendors, contractors, labor wages and equipment rates used to drill and construct the initial portion of MU1, and includes a 10% contingency. The estimated wellfield development cost for the remainder of the Lost Creek Project is US$135.3 million or US$9.72 per pound.

        Construction of the plant and first mine unit (wellfield) began in October 2012. Plant construction was completed in the third quarter of 2013. Wellfield drilling and construction activities have been completed to various levels with the majority of the work occurring in the first mine unit and a portion of the drilling occurring in the second mine unit.

        Subsequent to initial capital purchases, all other installation costs have been expensed. These include additional construction in the first mine unit, installation of the monitor well ring in the second mine unit and the drilling and construction of the third deep disposal well.

        The authors of the Lost Creek PEA find the Lost Creek Property is potentially viable based on the assumptions contained therein. There is no certainty that the mineral recovery or the economic analyses presented in the Lost Creek PEA will be realized. In order to realize the full potential benefits described in the Lost Creek PEA the following activities are required:

  •
  Further development of Mine Unit 2; and

  •
  Continuation of permit amendment process for the required permits and approvals for KM production and LC East production.

Regulatory Authorizations and Land Title of the Lost Creek Property

        Beginning in 2007, we completed all necessary applications and related processes to obtain the required permitting and licenses for the Lost Creek Project, of which the three most significant are: a Source and Byproduct Materials License from the NRC (received August 2011); a Plan of Operations with the BLM (Record of Decision ("ROD") received October 2012; affirmed by U.S. District Court for the District of Wyoming, September 2013); and a Permit and License to Mine from the WDEQ (October 2011). The WDEQ License to Mine was issued following determinations in favor of the project by the WEQC with respect to a third-party objection, which included a WEQC direction that the WDEQ Permit be approved by the WDEQ. The WDEQ Permit includes the approval of the first mine unit, as well as the Wildlife Management Plan, including a positive determination of the protective measures at the project for the greater sage-grouse species.

        In March 2010, the USFWS submitted a finding of "warranted for listing but precluded by higher priorities" with regard to the greater sage-grouse, whose habitat includes Wyoming. A finding that listing is "warranted but precluded" results in recognition of the greater sage-grouse as a candidate for listing. Pursuant to a settlement agreement, issued as a consent decree of a federal district court, the USFWS was required to make a listing decision on or before September 30, 2015.

        As a part of the Lost Creek WDEQ Application, we submitted a Wildlife Protection Plan addressing, among other issues, the sage-grouse. The Wyoming Game and Fish Department ("WGFD") reviewed and recommended the Wildlife Management Plan to the WDEQ, including findings that the Wildlife Management Plan meets all of the protection measures for the greater sage-grouse species, and is consistent with the Wyoming Governor's Executive Order on the sage-grouse. Following WGFD's recommendation, the Lost Creek Wildlife Management Plan was incorporated into the WDEQ Permit, and subsequently upheld by the WEQC rulings.

        The State of Wyoming has developed a "core-area strategy" to help protect the greater sage-grouse species within certain core areas of the state. Exploration areas of our Lost Creek property are all within a designated core area and are thus subject to work activity restrictions from March 1 to July 15 of each year. The timing restriction precludes exploration drilling and other non-operational based activities which may disturb the sage-grouse. Drilling activity is not restricted outside this period. The sage-grouse timing restrictions relevant to ISR production and operational activities at the Lost Creek Project are somewhat different because the State has recognized that mining projects within core areas must be allowed to operate year-round. Therefore, there are no timing restrictions on drilling, construction, or operational activities within pre-approved disturbed areas within our permit to mine.

        Potential risks to the accessibility of the estimated mineral resource may include changes in the designation of the sage grouse as an endangered species by the USFWS because the Lost Creek Property lies within a sage grouse core area as defined by the state of Wyoming. In September 2015, the USFWS issued its finding that the greater sage grouse does not warrant protection under the Endangered Species Act (ESA). The USFWS reached this determination after evaluating the species' population status, along with the collective efforts by the BLM and U.S. Forest Service, state agencies, private landowners and other partners to conserve its habitat. After a thorough analysis of the best available scientific information and taking into account ongoing key conservation efforts and their projected benefits, the USFWS determined the species does not face the risk of extinction now or in the foreseeable future and therefore does not need protection under the ESA. Should future decisions vary, or state or federal agencies alter their management of the species, there could potentially be an impact on future expansion operations. However, the Company continues to work closely with the WDGF and the BLM to mitigate impacts to the sage grouse.

        Meanwhile, in related regulatory processes, the BLM prepared environmental impact statements for and issued amendments to eleven Resource Management Plans ("RMPs"), related to the greater sage-grouse. Included in these RMPs are proposals to designate millions of acres of federal lands currently open for mineral location as lands to be withdrawn from such mineral status.

        Additional authorizations from federal, state and local agencies for the Lost Creek Project include: WDEQ-Air Quality Division Air Quality Permit and WDEQ-Water Quality Division Class I Underground Injection Control ("UIC") Permit. The latter permit allows Lost Creek to operate up to five Class I injection wells to meet the anticipated disposal requirements for the life of the Lost Creek Project. The Environmental Protection Agency ("EPA") issued an aquifer exemption for the Lost Creek project. The WDEQ's separate approval of the aquifer reclassification is a part of the WDEQ Permit. We also received approval from the EPA and the Wyoming State Engineer's Office for the construction and operation of two holding ponds at Lost Creek.

        In 2014, two applications for amendments to the primary authorizations to mine were submitted to regulatory agencies. In 2015, the BLM issued a notice of intent to complete an environmental impact statement for the application. The NRC will participate in this review as a cooperating agency. A permit amendment requesting approval to mine at the LC East Project and within the KM Horizon at the Lost Creek Project was submitted to the WDEQ for review and approval. Approval will include an aquifer exemption. The air quality permit will be revised to account for additional surface disturbance. An application will be submitted to Sweetwater County to re-zone the land at LC East. A subsequent Development Plan will also have to be submitted for review and approval. Numerous well permits from the State Engineer's Office will be required.

        A WDEQ draft permit for Underground Injection Control (UIC) Class V wells has been completed for Lost Creek. It is anticipated that final approvals from all regulators will be received in first quarter 2016. These approvals will allow for the onsite disposal of fresh permeate (i.e., clean water) into Class V wells. Site operators will use the reverse osmosis circuits, which were installed during initial construction of the plant, to treat process waste water into brine and permeate streams.

The brine stream will continue to be disposed of in the UIC Class I deep wells while the clean, permeate stream will be injected into the UIC Class V wells. It is expected that these operational procedures, which are expected to be commissioned and fully operational in second quarter 2016, will significantly enhance waste water disposal capacity at the site.

        Through certain of our subsidiaries, we control the federal unpatented lode mining claims and State of Wyoming mineral leases which make up the Lost Creek Property. Title to the mining claims is subject to rights of pedis possessio against all third-party claimants as long as the claims are maintained. The mining claims do not have an expiration date. Affidavits have been timely filed with the BLM and recorded with the Sweetwater County Recorder attesting to the payment of annual maintenance fees to the BLM as established by law from time to time. The state leases have a ten-year term, subject to renewal for successive ten-year terms.

        The surface of all the mining claims is controlled by the BLM, while we have the right to use as much of the surface as is necessary for exploration and mining of the claims, subject to compliance with all federal, state and local laws and regulations. Surface use on BLM lands is administered under federal regulations. Similarly, access to state-controlled land is largely inherent within the State of Wyoming mineral lease. The state lease at the Lost Creek Project requires a nominal surface impact fee to be paid. The other state mineral leases currently do not have surface impact payment obligations.

        A professional legal survey of the permit area boundary of the Lost Creek Project was completed in advance of the submission of applications for permits and licenses on the Project. Similarly, a professional legal survey was conducted for the anticipated permit area for the LC East permit amendments. Legal surveys of individual mining claims are not required, and otherwise have not been completed. The area covered by the state leases is based on the legal subdivision descriptions as set forth by the U.S. Cadastral Survey and have not been verified by legal surveys.

Exploration and Development Properties

Our Five Projects Adjoining Lost Creek, Together with the Lost Creek Project, Form the Lost Creek Property

        The LC East and LC West Projects (currently, approximately 5,710 acres (2,130 hectares) and 3,840 acres (1,550 hectares), respectively) were added to the Lost Creek Property in 2012. The two projects were formed through location of new unpatented lode mining claims and an asset exchange completed in February 2012 with Uranium One Americas, Inc., through which we acquired 175 unpatented mining claims and related data. In 2012, all baseline studies at LC East were initiated. As discussed above, in 2014, we submitted applications for amendments of the Lost Creek licenses and permits to include development of LC East. We also located additional lode mining claims to secure the lands in what will be the LC East permit area. The EMT is a second mineral trend of significance, in addition to the MMT at Lost Creek, identified by historic drilling on the lands forming LC East. The Lost Creek PEA recommends further wellfield development to continue recovery activities, and to pursue all regulatory authorizations to recover from the KM horizon and the EMT in LC East toward a goal of future production.

        The LC North Project (approximately 7,730 acres (3,120 hectares)) is located to the north and to the west of the Lost Creek Project. Historical wide-spaced exploration drilling on this project consisted of 161 drill holes. The Company has conducted two drilling programs at the project. Exploration drilling will be conducted at LC North to pursue the potential of an extension of the MMT in the HJ and KM horizons.

        The LC South Project (approximately 10,775 acres (4,360 hectares)) is located to the south and southeast of the Lost Creek Project. Historical drilling on the LC South Project consisted of 482 drill holes. In 2010, the Company drilled 159 exploration holes (total, 101,270 feet (30,876 meters)) which confirmed numerous individual roll front systems occurring within several stratigraphic horizons correlative to mineralized horizons in the Lost Creek Project. Also, a series of wide-spaced drill holes were part of this exploration program which identified deep oxidation (alteration) that represents the potential for several additional roll front horizons. The HJ and KM horizons will be further explored, as well as additional drilling to further evaluate the potential of deeper mineralization.

        The EN Project (approximately 10,122 acres (4,100 hectares)) is adjacent to and east of LC South. We have over 50 historical drill logs from the EN project. Some minimal, deep, exploration drilling has been conducted at the project. Although no mineral resource is yet reported due to the limited nature of the data, Company geologists recommend that the EN project should be explored further with wide spaced framework drilling to assess regional alteration and stratigraphic relationships.

Pathfinder Mines Corporation: Shirley Basin Mine Site (Shirley Basin, Wyoming) and Lucky Mc Mine Site (Gas Hills Mine District, Wyoming)

        As a part of the Pathfinder acquisition, we now own the Shirley Basin and Lucky Mc mine sites in the Shirley Basin and Gas Hills mining districts of Wyoming, respectively, from which Pathfinder and its predecessors historically produced more than seventy-one million pounds of uranium, primarily from the 1960s through the 1990s. Pathfinder's predecessors included COGEMA, Lucky Mc Uranium Corporation, and Utah Construction/Utah International.

        Both Lucky Mc and Shirley Basin conventional mine operations were suspended in the 1990s due to low uranium pricing, and facility reclamation was substantially completed. We assumed the remaining reclamation responsibilities including financial surety for reclamation, at Shirley Basin and at the Lucky Mc mine site. The Lucky Mc tailings site was fully reclaimed and, at the time of our acquisition, was in the process of being transferred to the DOE. Therefore, we assumed no obligations with respect to the Lucky Mc tailings site, which were retained by the seller upon closing, or the NRC license at the site. We do not have plans for the further exploration or development of the Lucky Mc property during 2016.

        Together with property holdings of patented lands, unpatented mining claims, and State of Wyoming and private leases totalling more than 5,500 acres (nearly 3,700 acres at Shirley Basin (approximately 1,500 hectares); approximately 1,800 at Lucky Mc (approximately 750 hectares)), we also acquired all historic geologic, engineering and operational data related to the two mine areas. Our project at Shirley Basin (the "Shirley Basin Project" or "Shirley Basin") is located in Carbon County, Wyoming, approximately 40 miles south of Casper, Wyoming. The Shirley Basin Project is accessed by travelling west from Casper, on Highway 220. After travelling 18 miles, turn south on Highway 487 and travel an additional 35 miles; the entrance to Shirley Basin Mine is to the east.

        Under the terms of our acquisition of Pathfinder, we are obligated to pay a 5% production royalty on production at the Shirley Basin Project under certain market conditions. That royalty will be limited by the following market conditions: (i) if the reported spot price exceeds $55 prior to June 30, 2016 the 5% gross royalty is capped at US$6,625,000; (ii) if the reported spot price exceeds US$45, but does not exceed US$55 prior to June 30, 2016 the royalty cap is reduced to US$3,700,000; (iii) if the reported spot price does not exceed US$45 prior to June 30, 2016 the royalty is terminated. The amount of production royalty, if triggered, may be purchased back at any time at our election.

        The tailings facility at the Shirley Basin site is one of the few remaining facilities in the United States that is licensed by the NRC to receive and dispose of byproduct waste material from other in situ uranium mines. We continue to operate the byproduct disposal site and accepted deliveries throughout 2015 under several existing contracts.

Shirley Basin History and Geology

        The Shirley Basin property lies in the northern half of the historic Shirley Basin uranium mining district (the "District"), which is the second most prolific uranium mining district in Wyoming. Earliest discoveries were made in 1954 by Teton Exploration. This was followed by an extensive claim staking and drilling rush by several companies in 1957. Several important discoveries were made and the first mining was started in 1959 by Utah Construction Corp. (predecessor to Pathfinder). Underground mining methods were initially employed but encountered severe groundwater removal problems, so in 1961 Utah Construction switched to solution mining methods. This was the first commercially successful application of in situ solution mining recovery (ISR) for uranium in the United States. In 1968 market and production needs caused Utah Construction to move to open-pit mining and a conventional mill. All production within the district since that time has been by open-pit methods.

        Several companies operated uranium mines within the District, however three companies were dominant. Utah Construction/Pathfinder's efforts were focused in the northern portions of the District, while Getty was largely in the central portions, and Kerr-McGee was in the southern portions. In 1960 Getty and Kerr-McGee joined together as Petrotomics Company to build a mill for joint processing of their production. The last mining in the District ended in 1992 when Pathfinder shut down production due to market conditions. Total production from Shirley Basin was 51.3 million pounds of uranium, of which 28.3 million pounds came from the Utah Construction/Pathfinder operations which we now own.

        Resources which we are currently targeting for ISR production represent unmined extensions of mineral trends addressed in past open-pit mines. These extensions had been targeted for mining but were abandoned with shut-down of the mining operations in 1992.

        The Shirley Basin mining district lies in the north-central portions of the Shirley Basin geologic province, which is one of several inter-montane basins in Wyoming created 35-70 million years ago (mya) during the Laramide mountain building event. The Basin is floored by folded sedimentary formations of Cretaceous age (35-145 mya). These units were tilted by Laramide tectonic forces and subsequently exposed to erosion, creating a "paleo-topographic" surface. In the northern half of the Basin the Cretaceous units were later covered by stream sediments of the Wind River Formation of Eocene age (34-56 mya) which filled paleo-drainages cut into a paleo-topographic surface. The source of the Wind River sediments is granitic terrain within the nearby Laramie Range to the east and the Shirley Mountains to the southwest. The Wind River Formation was subsequently covered by younger volcanic ash-choked stream sediments of the White River and Arikaree Formations of Oligocene age (23-34 mya) and Miocene age (5-23 mya), respectively.

        The Wind River Formation is the host of the majority of uranium mineralization mined within the Shirley Basin mining district. The lithology of the Wind River Formation is characterized by multiple thick, medium to coarse grained sandstones separated by thick claystone shale units. The individual sandstones and shales are typically 20 to 50 feet thick. Total thickness of the Wind River Formation ranges from approximately 400 to 500 feet. The two most dominant sandstones are named the Main and Lower Sands. The Lower Sand represents the basal sand unit of the Wind River Formation and in places lies directly above the underlying Cretaceous formations.

        Uranium occurs as roll front type deposits along the edge of large regional alteration systems within sandstone units of the Wind River Formation. The source of the uranium is considered to be the volcanic ash content within the overlying White River Formation and also granitic content within the Wind River Formation itself. The Main and Lower Sands are the primary hosts to mineralization which we are currently targeting for ISR development. Studies we conducted in 2014, as well as previous studies by Pathfinder in the late 1990s, indicate that this mineralization is amenable to ISR extraction. The primary target is called the FAB Trend which represents the connecting mineral trend between two past-produced open-pits. A secondary target called Area 5 was also an ISR target for Pathfinder prior to shut-down of their mining operations in 1992.

Preliminary Economic Assessment for Shirley Basin Uranium Project

        The Shirley Basin mineral resource estimate includes drill data and analyses of more than three thousand holes and nearly 1.2 million feet of historic drilling at the Shirley Basin Project which were acquired with the acquisition of Pathfinder. Early in 2014, we drilled 14 confirmation holes representing approximately 6,600 feet which were included in the mineral resource estimate for the project.

        In August 2014, we issued a Technical Report on Resources for the Shirley Basin Uranium Project Carbon County Wyoming (August 27, 2014). Subsequently, in January 2015, we issued a Preliminary Economic Assessment for the Shirley Basin Uranium Project Carbon County Wyoming, January 27, 2015 (the "Shirley Basin PEA"). The current mineral resources at the Shirley Basin Project are estimated as follows:

Shirley Basin Uranium Project—2015 Resource Summary

	MEASURED			INDICATED
RESOURCE AREA	AVG GRADE % eU3O8	SHORT TONS (X 1000)	POUNDS (X 1000)	AVG GRADE (X 1000)	SHORT TONS (X 1000)	POUNDS (X 1000)
FAB TREND	0.280	1,172	6,574	0.119	456	1,081
AREA 5	0.243	195	947	0.115	93	214
TOTAL	0.275	1,367	7,521	0.118	549	1,295
MEASURED & INDICATED				0.230	1,915	8,816

Notes:

(1)
Sum of Measured and Indicated tons and pounds may not add to the reported total due to rounding.

(2)
Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(3)
Based on grade cutoff of 0.020 percent eU3O8 and a grade × thickness cutoff of 0.25 GT.

(4)
Measured, Indicated, and Inferred Mineral Resources as defined in Section 1.2 of NI 43-101 (the CIM Definition Standards (CIM Council, 2014)).

(5)
Resources are reported through July 2014.

(6)
All reported resources occur below the historical, pre-mining static water table.

(7)
Sandstone density is 16.0 cu. ft./ton.

        Information shown in the table above differs from the disclosure requirements of the SEC. See "Cautionary Note to U.S. Investors Concerning Disclosure of Mineral Resources" above.

        No additional exploration or delineation drilling has been conducted at the project. Baseline environmental studies were completed during 2014 - 2015, allowing for the preparation of applications for permits to proceed. The first of these applications was submitted to the WDEQ in December 2015. We anticipate that the application for a source material license for the project will be submitted to the NRC during first quarter 2016.

Consolidated Capitalization

        The following table sets forth the consolidated capitalization of the Company as at the dates indicated, and as adjusted to give effect to the issue of the Offered Shares under the Offering. This table should be read in conjunction with the Company's audited consolidated financial statements for the fiscal year ended December 31, 2014, together with the notes thereto and the Company's unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2015 together with the notes thereto, incorporated by reference in this short form prospectus. Except as set forth below, there have been no material changes in the share capital of the Company since December 31, 2014. All amounts are in thousands of US dollars except for per share data and except as otherwise stated.

	As at December 31, 2014 before giving effect to the Offering (audited)	As at September 30, 2015 before giving effect to the Offering (unaudited)	As at September 30, 2015 after giving effect to the Offering (unaudited)
	(US$)	(US$)	(US$)(1)
Share Capital (thousands)	$168,118	$168,911	$174,301	(2)
(Common Shares—Authorized: unlimited)	129,365,076	130,188,775	142,188,775	(3)
Stock Options	8,468,614	8,676,918	8,676,918
Warrants	8,374,112	8,324,112	8,324,112
Total Shareholders' Equity (thousands)	$32,101	$31,692	$37,082	(4)
Restricted Share Units	659,964	774,386	774,386

(1)
Assuming the Over-Allotment Option is not exercised.

(2)
If the Over-Allotment Option is exercised in full, the share capital will be $175,147.

(3)
If the Over-Allotment Option is exercised in full, the Common Shares outstanding will be 143,988,775.

(4)
If the Over-Allotment Option is exercised in full, Total Shareholders' Equity will be $37,928.

        There have been no material changes to the Company's share and loan capitalization on a consolidated basis since September 30, 2015.

DILUTION

        Purchasers of the Offered Shares will experience an immediate dilution in the net tangible book value of their Common Shares from the Offering Price. The net tangible book value of the Common Shares as of September 30, 2015 was approximately US$30,603,000, or US$0.24 per share. Net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the number of Common Shares outstanding as of September 30, 2015.

        Dilution per share represents the difference between the public offering price per Common Share and the adjusted net tangible book value per Offered Share after giving effect to this Offering. After reflecting the sale in this offering of 12,000,000 Offered Shares at the Offering Price of US$0.50 per Offered Share, less Underwriters' Fees and estimated Offering expenses, without giving effect to the Over-Allotment Option, the adjusted net tangible book value of the Common Shares as of September 30, 2015 would have been approximately US$35,993,000, or approximately US$0.25 per share. The change represents an immediate increase in net tangible book value per Common Share of US$0.01 per share to existing shareholders and an immediate dilution of US$0.25 per share to new investors purchasing the Offered Shares. The following table illustrates this per share dilution:

Offering Price per Offered Share			US$	0.50
Net tangible book value per share as of September 30, 2015	US$	0.24
Increase per share attributable to this Offering	US$	0.01
Adjusted net tangible book value per share as of September 30, 2015			US$	0.25
Dilution per share attributable to this Offering			US$	0.25

        The foregoing calculations are based on 130,188,775 common shares outstanding as of September 30, 2015 and exclude (i) 8,676,918 Common Shares issuable upon the exercise of outstanding stock options; (ii) 774,386 Common Shares issuable upon of redemption of outstanding restricted stock units; and (iii) 8,324,112 Common Shares subject to outstanding warrants having a weighted averaged exercise price of US$1.19 per share, and (iv) the exercise of the Over-Allotment Option.

Use of Proceeds

        The net proceeds to be received by the Company from the Offering, after deducting the Underwriters' Fee and estimated expenses of the Offering, will be approximately US$5,390,000. If the Over-Allotment Option is exercised in full, the net proceeds to be received by the Company from the Offering, after deducting the Underwriters' Fee and estimated expenses of the Offering, will be approximately US$6,236,000.

        It is anticipated that more than 90% of the net proceeds of the Offering will be used by the Company for the advancement and the development of the Company's Lost Creek project including equipment and chemicals for the plant and facilities, and construction and further development of header houses and wellfields, including drilling, materials and labor. This amount will include the anticipated licensure and permitting activities, including routine regulatory fees, for Lost Creek during 2016.

        The remaining net proceeds of the Offering, after the foregoing, anticipated to be less than 10%, will be used by the Company for working capital and general corporate purposes, including the payment of ongoing debt service obligations. The proceeds will provide for additional cash flow coverage between deliveries into term and spot contracts and time for receipt of proceeds from such sales.

        Although the Company intends to use the net proceeds from the Offering as set forth above, the actual allocation of the net proceeds may vary depending on future developments in the Company's mineral properties or unforeseen events, including those factors disclosed under the heading "Risk Factors" herein.

        In the event that the Over-Allotment Option is exercised, any additional net proceeds will be allocated to general working capital.

Plan of Distribution

Underwriting Agreement

        Pursuant to the underwriting agreement, dated February 2, 2016 (the "Underwriting Agreement"), the Company has agreed to sell and Cantor Fitzgerald Canada Corporation, as lead underwriter, Raymond James Ltd. and Dundee Securities Ltd. (collectively, the "Underwriters") have agreed to purchase on the Closing Date the Offered Shares at the Offering Price, payable in cash to the Company against delivery. The obligations of the Underwriters under the Underwriting Agreement may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the securities are purchased under the Underwriting Agreement. The Offering Price was determined by negotiation between the Company and Cantor Fitzgerald Canada Corporation, on behalf of the Underwriters. Subject to the terms and conditions of the Underwriting Agreement, we have agreed to sell to the Underwriters, and each Underwriter has severally agreed to purchase, at the Offering Price less the underwriting discounts and commissions set forth on the cover page of this short form prospectus, the number of Offered Shares listed next to its name in the following table:

Name	Number of Shares
Cantor Fitzgerald Canada Corporation	7,200,000
Raymond James Ltd.	3,600,000
Dundee Securities Ltd.	1,200,000

Total	12,000,000

        Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters the Over-Allotment Option, exercisable at any time from the Closing Date to the date that is 30 days following the Closing Date, to purchase the Over-Allotment Shares at the Offering Price on the same terms and conditions as apply to the purchase of the Offered Shares thereunder. The Underwriters may exercise the Over-Allotment Option only to the extent required to cover over-allotments made in connection with the sale of the Offered Shares under this short form prospectus and for market stabilization purposes. This short form prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option.

        Jeffrey Klenda, Executive Director and acting Chief Executive Officer of the Company and a director of the Company, is expected to purchase 1,000,000 Common Shares under the Offering for gross proceeds of US$500,000. Mr. Klenda's participation in the Offering constitutes a "related party transaction" as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Offering is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the securities issued to insiders nor the consideration for such securities by insiders exceed 25% of the Company's market capitalization. The Audit Committee of the Company and all the directors of the Company, excluding Mr. Klenda, have approved the Offering, including the "related party transaction".

        The Underwriters may sell Offered Shares in the United States through their U.S. affiliates, Cantor Fitzgerald & Co., Raymond James (USA) Ltd. and Dundee Securities Ltd. Subject to applicable law, the Underwriters may offer to sell the Offered Shares outside of Canada and the United States.

        Pursuant to the Underwriting Agreement, the Company has agreed to pay to the Underwriters the Underwriters' Fee which is equal to six percent of the gross proceeds from the issue and sale of the Offered Shares and Over-Allotment Shares, if any, for various services rendered to the Company in connection with the Offering.

        The Company has also agreed to reimburse the Underwriters for their reasonable out-of-pocket fees and expenses, including the fees and expenses of their legal counsel whether or not the Offering is completed, in an amount not to exceed $80,000. All amounts payable to the Underwriters will be paid from the proceeds of the Offering.

        The Underwriters reserve the right to offer selling group participation, in the normal course of the brokerage business, to selling groups of other licensed broker-dealers, brokers or investment dealers, who may or may not be offered part of the Underwriters' Fee.

        The Company has agreed in the Underwriting Agreement that it shall not issue, negotiate or enter into any agreement to sell or issue or announce the issue of, any equity securities of the Company, other than: (i) the issuance of the Offered Shares; (ii) pursuant to the grant of options in the normal course pursuant to the Company's employee stock option plan, the issuance of securities in the normal course pursuant to the Company's restricted share unit plan ("RSU Plan"), the issuance of common shares upon exercise or redemption of such options or restricted share units, as applicable, or issuance of securities pursuant to the exercise or conversion, as the case may be, of options or securities of the

Company outstanding on the date hereof; (iii) or an issuance of options or securities in connection with a bona fide acquisition by the Company, for a period of 90 days following the Closing Date (the "Expiry Date"), without the prior written consent of Cantor Fitzgerald Canada Corporation, on behalf of the Underwriters, such consent not to be unreasonably withheld.

        As a condition precedent to the Underwriters' obligation to close the Offering, subject to customary exemptions permitting dispositions to trusts for the direct or indirect benefit of the director or senior officer and/or the immediate family of such person, and tenders to a take-over bid or acquisition transaction, all directors and senior officers of the Company shall be required to execute and deliver written undertakings in favour of the Underwriters agreeing not to sell, transfer, pledge (other than as disclosed to the Underwriters in writing), assign, or otherwise dispose of any securities of the Company owned, directly or indirectly by such directors or senior officers, until the Expiry Date, without the prior written consent of CFCC on behalf of the Underwriters. Notwithstanding the foregoing, on or after March 21, 2016, certain directors and senior officers of the Company will be entitled to sell or otherwise dispose of securities of the Company in connection with the redemption of certain restricted share units under the RSU Plan as disclosed to the Underwriters. Notwithstanding the foregoing, if (1) during the last 17 days of prior to the Expiry Date the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the Expiry Date the Company announces that it will release earnings results during the 16-day period beginning on the Expiry Date, the restrictions imposed by the immediately preceding paragraph shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the Underwriters waive, in writing, such extension. The Company will provide the Underwriters, and each director and senior officer of the Company with prior notice of any such announcement that gives rise to an extension of this period.

        Pursuant to policies of certain Canadian securities regulatory authorities, the Underwriters may not, throughout the period of distribution under the Offering, bid for or purchase Common Shares for their own accounts or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under Universal Market Integrity Rules for Canadian marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters may carry out these transactions on the TSX, NYSE MKT, in the over-the-counter market or otherwise.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of the Common Shares, and may cause the price of the Offered Shares to be higher than would otherwise exist in the open market absent such stabilizing activities. As a result, the price of the Offered Shares may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

        The Company has agreed, pursuant to the Underwriting Agreement, to indemnify the Underwriters and their respective affiliates and their respective directors, officers, employees shareholders and agents and each other person, if any, controlling any of the Underwriters or their affiliates and against certain liabilities, including liabilities under Canadian and U.S. securities legislation in certain circumstances or to contribute to payments the Underwriters may have to make because of such liabilities.

        The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at such price, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the proceeds paid by the Underwriters to the Company.

        The Company has received conditional approval to list the Offered Shares on the TSX and has applied for listing of the Offered Shares on the NYSE MKT. Listing of the Offered Shares will be subject to fulfilling all of the requirements of the TSX on or before May 2, 2016 and the NYSE MKT.

        Other than pursuant to certain exceptions, the Offered Shares will be available for delivery in book-based form through CDS and DTC or their respective nominees and will be deposited with CDS on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS Participant or a DTC Participant through which the Offered Shares are purchased. Purchasers who are not issued a certificate evidencing the Common Shares which are subscribed for by them at closing may request that a certificate be issued in their name. Such a request will need to be made through the CDS Participant or a DTC Participant through whom the beneficial interest in the securities is held at the time of the request.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the Underwriters or their U.S. affiliates participating in the offering. The Underwriters may agree to allocate a number of shares to the Underwriters and their U.S. affiliates for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to the Underwriters and their U.S. affiliates that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus supplement or the registration statement of which this prospectus supplement forms a part, has not been approved or endorsed by the Company or any Underwriter in its capacity as underwriter, and should not be relied upon by investors.

        Certain of the Underwriters and their affiliates have provided in the past to us and our affiliates, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the Underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

United States Securities Law Compliance

        This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares in the United States. The Offered Shares being qualified for distribution pursuant to this short form prospectus are also registered for sale for purposes of U.S. securities laws pursuant to the U.S. Shelf Registration Statement. See "About this Short Form Prospectus" above.

Description of Share Capital

General

        The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of Class A Preference Shares. As of January 31, 2016, there were 130,387,061 Common Shares and no preferred shares issued and outstanding.

        The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

        The Company's Class A Preference Shares are issuable by the directors in one or more series and the directors have the right and obligation to fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. The rights of the holders of Common Shares will be subject to, and may be adversely affected by, the rights of the holders of any Class A Preference Shares that may be issued in the future. The Class A Preference Shares, may, at the discretion of the board of directors, be entitled to a preference over the Common Shares and any other shares ranking junior to the Class A Preference Shares with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding up.

Prior Sales

        For the 12-month period before the date of this short form prospectus, the Company issued the following Common Shares and securities convertible into Common Shares:

Date of Issuance	Number of Securities Issued	Security Issued	Issue/Exercise Price Per Security
2/10/2015	10,000	Common Shares(2)	US$	0.81
2/18/2015	10,000	Common Shares(2)	US$	0.81
2/24/2015	56,113	Common Shares(2)	US$	0.81
2/25/2015	22,758	Common Shares(2)	US$	0.81
2/26/2015	21,640	Common Shares(2)	US$	0.81
3/4/2015	114,888	Common Shares(2)	US$	0.81
3/5/2015	200,386	Common Shares(2)	US$	0.81
3/13/2015	274,574	Restricted Share Units(4)	US$	0.00
5/1/2015	115,214	Common Shares(2)	US$	0.95
5/12/2015	21,023	Common Shares(2)	US$	0.82
5/29/2015	200,000	Stock Options(3)	US$	1.14
8/5/2015	4,212	Common Shares(2)	US$	0.76
8/17/2015	210,586	Restricted Share Units(4)	US$	0.00
8/17/2015	842,354	Stock Options(3)	US$	0.86
12/11/2015	310,432	Restricted Share Units(4)	US$	0.00
12/11/2015	1,341,698	Stock Options(3)	US$	0.80
1/5/2016	16,620	Common Shares(2)	US$	0.77
1/11/2016	110,485	Common Shares(1)	US$	0.00
1/25/2016	59,255	Common Shares(1)	US$	0.00
1/26/2016	27,634	Common Shares(1)	US$	0.00

(1)
Vested Restricted Share Units ("RSUs") redeemed for Common Shares by employees and directors.

(2)
Stock options exercised by employees and directors.

(3)
Stock options granted to employees and directors pursuant to the Company's stock option plan.

(4)
RSUs granted to employees and directors pursuant to the Company's RSU plan.

Trading Price and Volume

        The Common Shares are listed on the TSX under the trading symbol "URE". The following table sets forth information relating to the trading of the Common Shares on the TSX for the periods indicated.

	Price Range (CDN$)
Month, Year	High	Low	Total Volume
February 1-9, 2016	0.78	0.69	598,460
January, 2016	0.98	0.73	1,264,914
December 2015	0.90	0.68	1,439,176
November 2015	0.75	0.60	714,123
October 2015	0.87	0.71	468,660
September 2015	0.91	0.72	729,272
August 2015	1.02	0.73	799,412
July 2015	1.02	0.75	1,236,734
June 2015	1.16	0.96	1,003,770
May 2015	1.28	1.10	722,811
April 2015	1.31	1.03	1,790,514
March 2015	1.35	1.11	2,488,920
February 2015	1.19	0.96	1,079,569

(1)
Source for data in the above table is TSX. Past performance should not be seen as an indicator of future performance.

        The Common Shares are listed on the NYSE MKT under the trading symbol "URG". The following table sets forth information relating to the trading of the Common Shares on the NYSE MKT for the periods indicated.

	Price Range (US$)
Month, Year	High	Low	Total Volume
February 1-9, 2016	0.57	0.49	1,683,743
January, 2016	0.70	0.51	6,032,609
December 2015	0.67	0.49	10,024,956
November 2015	0.57	0.45	3,942,873
October 2015	0.68	0.54	3,375,659
September 2015	0.69	0.53	3,509,884
August 2015	0.77	0.56	5,591,681
July 2015	0.82	0.58	7,990,067
June 2015	0.93	0.76	7,143,707
May 2015	1.07	0.90	5,847,761
April 2015	1.07	0.82	9,012,112
March 2015	1.08	0.88	6,845,371
February 2015	0.96	0.76	4,065,632

(1)
Source for data in the above table is NYSE. Past performance should not be seen as an indicator of future performance.

        On February 9, 2016, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX was CDN$0.69 and on the NYSE MKT was US$0.49. Securityholders are urged to obtain current market quotations for the Common Shares.

Risk Factors

        Prior to making an investment decision investors should consider the investment risks set out below including those set out in the Form 10-K incorporated herein by reference, which are in addition to the usual risks associated with an investment in a business at an early stage of development. The directors of the Company consider the risks set out below to be the most significant to potential investors in the Company, but do not represent all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the board of directors of the Company are currently unaware or which they consider not to be material in relation to the Company's business, actually occur, the Company's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects are likely to be materially and adversely affected.

        The risks discussed below also include forward-looking information and the Company's actual results may differ substantially from those discussed in these forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Information".

Risks Related to the Offering

The trading price of the Common Shares may experience substantial volatility.

        The Common shares may experience substantial volatility that is unrelated to the Company's financial condition or operations. The trading price of the Common Shares may also be significantly affected by short-term changes in the price of uranium. The market price of the Company's securities is affected by many other variables which may be unrelated to its success and are, therefore, not within the Company's control. These include other developments that affect the market for all resource sector-related securities, the breadth of the public market for the Common Shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares is expected to make the price of the Common Shares volatile in the future, which may result in losses to investors.

Management will have broad discretion as to the use of the net proceeds from this offering, and we may not use these proceeds effectively.

        The Company currently intends to allocate the net proceeds it will receive from the Offering as described under the heading "Use of Proceeds" above in this short form prospectus. However, management will have discretion in the actual application of the net proceeds, and the Company may elect to allocate proceeds differently from that described in "Use of Proceeds" if the Company believes it would be in its best interests to do so. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Our failure to apply these funds effectively could have an adverse effect on our business and cause the price of our Common Shares to decline.

Sales of substantial amounts of the Common Shares may have an adverse effect on the market price of the Common Shares.

        Sales of substantial amounts of the Common Shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Common Shares. A decline in the market prices of the Common Shares could impair our ability to raise additional capital through the sale of securities should we desire to do so.

Risks Related to Our Business

Mining operations involve a high degree of risk.

        Mining operations generally involve a high degree of risk. We continue operations at our first uranium in situ recovery facility at Lost Creek, where production activities commenced in the second half of 2013. Our operations at Lost Creek and other projects as they continue in development will be subject to all the hazards and risks normally encountered in the production of uranium by in situ methods of recovery, including unusual and unexpected geological formations, unanticipated metallurgical difficulties, water management including waste water disposal capacity, equipment malfunctions and parts unavailability, other conditions involved in the drilling and removal of material through pressurized injection and production wells, radiation safety and industrial accidents, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Adverse effects on operations and/or further development of our projects could also adversely affect our business, production costs, capital requirements, financial condition, results of operations and/or cash flow.

Our property interests and our projects are subject to volatility in the price of uranium.

        The price of uranium is volatile. Changes in the price of uranium depend on numerous factors beyond our control including international, economic and political trends; changes in public acceptance of nuclear power generation as a result of any future accidents or terrorism at nuclear facilities, including the longer-term effects on the market due to the events following the earthquake and tsunami affecting the Fukushima Daiichi nuclear power station in Japan in 2011; changes in governmental regulations; expectations of inflation; currency exchange fluctuations; interest rates; global or regional consumption patterns; speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of uranium, and therefore on the economic viability of our properties cannot accurately be predicted. Because most of our properties are in exploration and development stage and Lost Creek commenced operations just over two years ago, it is not yet possible for us to control the impact of fluctuations in the price of uranium.

Our business is subject to extensive environmental regulations that may make exploring, mining or related activities expensive, and which may change at any time.

        The mining industry is subject to extensive environmental and other laws and regulations, which may change at any time. Environmental legislation and regulation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. In addition to the ESA listing decision made in 2015, other rulemakings and proposed legislation are ongoing. For example, following a public comment period early in 2015, the US EPA continues with its rulemaking on changes to Part 192, which sets forth groundwater restoration and stabilization requirements for ISR uranium projects. Other EPA rulemakings related to tailings facilities and holding ponds, which may also have an impact on ISR projects, including Lost Creek, are at various stages (UMTRCA, RCRA and SDWA restoration and stabilization requirements). These are not the only laws and regulations which are the subject of discussion and proposed more restrictive changes. Moreover, compliance with environmental quality requirements and reclamation laws imposed by federal, state, and local governmental authorities may require significant capital outlays, materially affect the economics of a given property, cause material changes or delays in intended activities, and potentially expose us to litigation and other legal or administrative proceedings. We cannot accurately predict or estimate the impact of any such future laws or regulations, or future interpretations of existing laws and regulations, on our operations. Historic exploration activities have occurred on many of our properties and mining and energy production activities have occurred near certain of our properties. If such historic activities have resulted in releases or threatened releases of regulated substances to the environment, or historic activities require remediation, potential for liability may exist under federal or state remediation statutes.

The uranium mining industry is capital intensive, and we may be unable to raise necessary additional funding.

        Additional funds likely may be required to fund working capital or to fund exploration and development activities at our properties including Lost Creek and the adjoining projects at the Lost Creek Property, as well as the development of Shirley Basin. Potential sources of future funds available to us, in addition to the sales proceeds from Lost Creek production, include the sale of additional equity capital, proceeds from the exercise of outstanding convertible equity instruments, borrowing of funds or other debt structure, project financing, or the sale of our interests in assets. There is no assurance that such funding will be available to us to continue development or future exploration. Furthermore, even if such financing is successfully completed, there can be no assurance that it will be obtained on terms favorable to us or will provide us with sufficient funds to meet our objectives, which may adversely affect our business and financial position. In addition, any future equity financings may result in substantial dilution for our existing shareholders.

Our mineral resource estimates may not be reliable; there is risk and increased uncertainty to commencing and conducting production without established mineral reserves; and we need to develop additional resources to sustain ongoing operations.

        Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral resources and grades must be considered as estimates only.

        The Company has established the existence of uranium resources for certain uranium projects, including the Lost Creek Property. The Company has not established proven or probable reserves, as defined by Canadian securities regulators or the SEC under Industry Guide 7, through the completion of a final or "bankable" feasibility study for any of its uranium projects, including the Lost Creek Property. Furthermore, the Company has no plans to establish proven or probable reserves for any of its uranium projects for which the Company plans on utilizing in-situ recovery ("ISR") mining, such as the Lost Creek Project or the Shirley Basin Project. As a result, and despite the fact that the Company commenced recovery of U3O8 at the Lost Creek Project in August 2013, there is an increased uncertainty and risk that may result in economic and technical failure, which may adversely impact the Company's future profitability.

        There are numerous uncertainties inherent in estimating quantities of mineral resources, including many factors beyond our control, and no assurance can be given that the recovery of estimated mineral reserves or mineral resources will be realized. In general, estimates of mineral resources are based upon a number of factors and assumptions made as of the date on which the estimates were determined, including:

  •
  geological and engineering estimates that have inherent uncertainties and the assumed effects of regulation by governmental agencies;

  •
  the judgment of the geologists, engineers and other professionals preparing the estimate;

  •
  estimates of future uranium prices and operating costs;

  •
  the quality and quantity of available data;

  •
  the interpretation of that data; and

  •
  the accuracy of various mandated economic assumptions, all of which may vary considerably from actual results.

        All estimates are, to some degree, uncertain. For these reasons, estimates of the recoverable mineral resources prepared by different engineers or by the same engineers at different times, may vary substantially. As such, there is significant uncertainty in any mineral resource estimate and actual deposits encountered and the economic viability of a deposit may differ materially from our estimates.

        As well, because we are now in operation and are depleting our known resource at Lost Creek, we must continue to conduct exploration and develop additional mineral resources. While there remain large areas of our Lost Creek Property which require additional exploration, and we have identified mineral resources at our Shirley Basin Project, we will need to continue to explore our other mineral properties in Wyoming or acquire additional, known mineral resource properties to replenish our mineral resources and sustain continued operations. We estimate life of mine when we prepare our mineral resource estimates, but such estimates may not be correct.

Restrictive covenants in agreements governing our indebtedness may restrict our ability to pursue our business strategies.

        Our State Bond Loan and the RMB Australia Holding Ltd (RMB) facility, under which we have received approximately $44 million in debt financing, include restrictive covenants that, among other things, limit our ability to sell the assets securing our indebtedness (which include our Lost Creek Project, Shirley Basin Project and other assets) or to incur additional indebtedness other than permitted indebtedness, which may restrict our ability to pursue certain business strategies from time to time. If we do not comply with these covenants, we could be in default which, if not addressed or waived, could require accelerated repayment of our indebtedness.

If we are unable to service our indebtedness, we could lose the assets securing our indebtedness.

        Our ability to make scheduled payments and satisfy other covenants (including financial covenants) in the State Bond Loan and the RMB facility depends on our financial condition and operating performance, which are subject to prevailing economic, competitive, legislative and regulatory conditions beyond our control. We may be unable to generate a level of cash flow from operating activities sufficient to permit us to pay the principal, interest and other fees on our indebtedness.

        If we cannot make scheduled payments on our debt, we will be in default which, if not addressed or waived, could require accelerated repayment of our indebtedness and the enforcement by the lenders against the assets securing our indebtedness. The secured collateral includes the Lost Creek assets (State Bond Loan) and the Pathfinder assets (RMB facility). These are key assets on which our business is substantially dependent and as such, the enforcement against any one or all of these assets would have a material adverse effect on our operations and financial condition.

Our mining operations are subject to numerous environmental laws, regulations and permitting requirements and bonding requirements that can delay production and adversely affect operating and development costs.

        Our business is subject to extensive federal, state, provincial and local laws governing prospecting and development, taxes, labor standards and occupational health, mine and radiation safety, toxic substances, environmental protection, endangered species protections, and other matters. Exploration, development and production operations are also subject to various federal, state, provincial and local laws and regulations relating to the protection of the environment. These laws impose high standards on the mining industry, and particularly standards with respect to uranium recovery, to monitor the discharge of waste water and report the results of such monitoring to regulatory authorities, to reduce or eliminate certain effects on or into land, water or air, to progressively restore mine properties, to manage hazardous wastes and materials and to reduce the risk of worker accidents. A violation of these laws may result in the imposition of substantial fines and other penalties and potentially expose us to operational restrictions, suspension, administrative proceedings or litigation. Many of these laws and regulations have tended to become more stringent over time. Any change in such laws could have a material adverse effect on our financial condition, cash flow or results of operations. There can be no assurance that we will be able to meet all the regulatory requirements in a timely manner or without significant expense or that the regulatory requirements will not change to delay or prohibit us from proceeding with certain exploration, development or operations. Further, there is no assurance that we will not face new challenges by third parties to regulatory decisions when made, which may cause additional delay and substantial expense, or may cause a project to be permanently halted.

        Many of our operations require licenses and permits from various governmental authorities. We believe we hold all necessary licenses and permits to carry on the activities which we are currently conducting or propose to conduct under applicable laws and regulations. Such licenses and permits are subject to changes in regulations and changes in various operating circumstances. There can be no guarantee that we will be able to obtain all necessary licenses and permits that may be required to maintain our exploration and mining activities including constructing mines or milling facilities and commencing or continuing exploration or mining activities or operations at any of our properties. In addition, if we proceed to production on any other exploration property, we must obtain and comply with permits and licenses which will contain specific operating conditions. There can be no assurance that we will be able to obtain such permits and licenses or that we will be able to comply with any such conditions.

        Lack of acceptance of nuclear energy and deregulation of the electrical utility industry could impede our business.

        Our future prospects are tied directly to the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the United States and Europe, is expected to affect the market for nuclear and other fuels for years to come, and may result in a wide range of outcomes including the expansion or the premature shutdown of nuclear reactors. Maintaining the demand for uranium at current levels and future growth in demand will depend upon the continued acceptance of nuclear technology as a means of generating electricity. Lack of continued public acceptance of nuclear technology would adversely affect the demand for nuclear power and potentially increase the regulation of the nuclear power industry. Following the events of March 2011 in Fukushima, Japan, a reaction worldwide called into question the public's confidence in nuclear energy and technology, the effects of which are still apparent in many countries around the world.

The uranium market is volatile with limited customers.

        The marketability of uranium and acceptance of uranium mining is subject to numerous factors beyond our control. The price of uranium may experience volatile and significant price movements over short periods of time. Factors affecting the market include demand for nuclear power; changes in public acceptance of nuclear power generation as a result of any future accidents or terrorism at nuclear facilities, including the continuing effects on the market due to the events following the earthquake and tsunami in Japan in March 2011; political and economic conditions in uranium mining, producing and consuming countries; costs and availability of financing of nuclear plants; reprocessing of spent fuel and the re-enrichment of depleted uranium tails or waste, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and costs of production in geographical areas such as Russia, Kazakhstan, Africa and Australia. In addition, there is strong competition for long-term uranium supply contracts.

The results of exploration and ultimate production are highly uncertain.

        The exploration for, and development of, mineral deposits involves significant risks which a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral resources or reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that our current exploration and development programs will result in profitable commercial operations.

        Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as uranium prices, which are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of uranium and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital.

We are subject to risks associated with litigation and other legal proceedings.

        Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. From time to time, we may be involved in disputes with other parties which may result in litigation or other proceedings. Additionally, it is not unlikely that we may find ourselves involved directly or indirectly in legal proceedings, in the form of administrative proceedings or litigation, arising from challenges to regulatory actions as described elsewhere in this short form prospectus. Such administrative proceedings and litigation related to regulatory matters may delay or halt exploration or development of our projects. The results of litigation or any other proceedings cannot be predicted with certainty. If we are unable to resolve any such disputes favorably, it could have a material adverse effect on our financial position, ability to operate, results of operations or our property development.

The uranium industry is highly competitive and is competitive with other energy sources.

        The international uranium industry is highly competitive. Our activities are directed toward the search, evaluation, acquisition and development of uranium deposits into production operations. There is no certainty that the expenditures to be made by us will result in discoveries of commercial quantities of uranium deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. We will compete with other interests, many of which have greater financial resources than we have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration and development efforts.

        Nuclear energy competes with other sources of energy, including oil, natural gas, coal, hydro-electricity and renewable energy sources. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Our property title may be uncertain and could be challenged.

        Although we have obtained title opinions with respect to certain of our properties, there is no guarantee that title to any of our properties will not be challenged or impugned. Third parties may have valid claims underlying portions of our interests. Our mineral properties in the United States consist of leases to private mineral rights, leases covering state lands, unpatented mining claims and patented mining claims. Many of our mining properties in the United States are unpatented mining claims to which we have only possessory title. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively ownership of such claims. These uncertainties relate to such things as sufficiency of mineral discovery, proper posting and marking of boundaries and possible conflicts with other claims not determinable from descriptions of record. The present status of our unpatented mining claims located on public lands allows us the exclusive right to mine and remove valuable minerals. We are allowed to use the surface of the public lands solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the United States. We remain at risk that the mining claims may be forfeited either to the United States or to rival private claimants due to failure to comply with statutory requirements. We have taken or will take appropriate curative measures to ensure proper title to our properties where necessary and where possible.

Possible amendments to the General Mining Law could make it more difficult or impossible for us to execute our business plan.

        Members of the United States Congress have repeatedly introduced bills which would supplant or alter the provisions of the United States Mining Law of 1872, as amended. Such bills have proposed, among other things, to (i) either eliminate or greatly limit the right to a mineral patent; (ii) significantly alter the laws and regulations relating to uranium mineral development and recovery from unpatented and patented mining claims; (iii) impose a federal royalty on production from unpatented mining claims; (iv) impose time limits on the effectiveness of plans of operation that may not coincide with mine life, (v) impose more stringent environmental compliance and reclamation requirements on activities on unpatented mining claims, (vi) establish a mechanism that would allow states, localities and Native American tribes to petition for the withdrawal of identified tracts of federal land from the operation of the U.S. general mining laws, and (vii) allow for administrative determinations that mining would not be allowed in situations where undue degradation of the federal lands in question could not be prevented.

        If enacted, such legislation could change the cost of holding unpatented mining claims and could significantly impact our ability to develop locatable mineral resources on our patented and unpatented mining claims. Although it is impossible to predict at this point what any legislated royalties might be, enactment could adversely affect the potential for development and the economics of existing operating mines. Passage of such legislation could adversely affect our financial performance.

        Additionally, as noted in other risk factors, there are ongoing withdrawals of federal lands for the purposes of mineral location and development. While such proposals are not yet final and, as yet, do not directly affect the areas of Wyoming in which we currently have land holdings, they could have an adverse effect on our financial performance if they are broadened in scope to directly affect the areas in which we have properties.

Acquisitions and integration may disrupt our business.

        From time to time, we examine opportunities to acquire additional mining assets and businesses. Any acquisition that we may choose to complete may be of significant size, may change the scale of our business and operations, and/or may expose us to new geographic, political, operating, financial and geological risks. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after we have committed to complete the transaction and established the purchase price or share exchange ratio; a material ore body may prove to be below expectations; we may have difficulty integrating and assimilating the operations and personnel of any acquired company, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt our ongoing business and relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. There can be no assurance that we would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

We do not have an established earnings record, and we have never paid dividends.

        We do not have an established earnings record, having only commenced operations in the second half of 2013. We have not paid dividends on our Common Shares since incorporation and do not anticipate doing so in the foreseeable future. Payments of any dividends will be at the discretion of our Board after taking into account many factors, including our financial condition and current and anticipated cash needs.

We depend on the services of our management, key personnel, contractors and service providers.

        Shareholders will be relying on the good faith, experience and judgment of our management and advisors in supervising and providing for the effective management of the business and our operations and in selecting and developing new investment and expansion opportunities. We may need to recruit additional qualified employees, contractors and service providers to supplement existing management and personnel, the availability of which cannot be assured, particularly in the current labor markets in which we recruit our employees and the somewhat remote locations for which employees are needed. As well, the skilled professionals with expertise in engineering and process aspects of in situ recovery, radiation safety and other facets of our business are currently in high demand, as there are relatively few such professionals with both expertise and experience. We will need to hire additional employees as we develop the Shirley Basin Project. We will continue to be dependent on a relatively small number of key persons, including key contractors, the loss of any one or several of whom could have an adverse effect on our business and operations. We do not hold key man insurance in respect of any of our executive officers.

Our insurance coverage could be insufficient.

        We currently carry insurance coverage for general liability, directors' and officers' liability and other matters. We intend to carry insurance to protect against certain risks in such amounts as we consider adequate. Certain insurances may be cost prohibitive to maintain, and even if we carried all such insurances, the nature of the risks we face in our exploration and uranium production operations is such that liabilities could exceed policy limits in any insurance policy or could be excluded from coverage under an insurance policy. The potential costs that could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting our business and financial position. Additionally, we utilize a bonding surety program for our regulatory, reclamation and restoration obligations at Lost Creek Project and the Pathfinder Mines sites. Availability of and terms for such surety arrangements may change in the future, resulting in adverse effects to our financial condition.

We are dependent on information technology systems, which are subject to certain risks.

        We depend upon information technology systems in a variety of ways throughout our operations. Any significant breakdown of those systems, whether through virus, cyber-attack, security breach, theft, or other destruction, invasion or interruption, or unauthorized access to our systems, could negatively impact our business and operations. To the extent that such invasion, cyber-attack or similar security breach results in disruption to our operations, loss or disclosure of, or damage to, our data and particularly our confidential or proprietary information, our reputation, business, results of operations and financial condition could be materially adversely affected. Our systems, internal controls and insurance for protecting against such cyber security risks may be insufficient. Although to date we have experienced no such attack resulting in material losses, we may suffer such losses at any time in the future. We may be required to expend significant additional resources to continue to modify and enhance our protective measures or to investigate, restore or remediate any information technology security vulnerabilities.

U.S. Federal Income Tax Consequences to U.S. Shareholders under the Passive Foreign Investment Company Rules

        Investors in the Common Shares of Ur-Energy that are U.S. taxpayers (referred to as a U.S. shareholder) should be aware that we may be a "passive foreign investment company" (a "PFIC") for the period ended December 31, 2015 and may be a PFIC in subsequent years. If we are a PFIC for any year during a U.S. shareholder's holding period, then such U.S. shareholders generally will be subject to a special, highly adverse tax regime with respect to so-called "excess distributions" received on our Common Shares. Gain realized upon a disposition of our Common Shares (including upon certain dispositions that would otherwise be tax-free) also will be treated as an excess distribution. Excess distributions are punitively taxed and are subject to additional interest charges. Additional special adverse rules also apply to U.S. shareholders who own Common Shares of Ur-Energy if we are a PFIC and have a non-U.S. subsidiary that is also a PFIC (a "lower-tier PFIC").

        A U.S. shareholder may make a timely "qualified electing fund" election ("QEF election") or a "mark-to-market" election with respect to our Common Shares to mitigate the adverse tax rules that apply to PFICs, but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income. To be timely, a QEF election generally must be made for the first year in the U.S. shareholder's holding period in which Ur-Energy is a PFIC. A U.S. shareholder may make a QEF election only if the U.S. shareholder receives certain information (known as a "PFIC annual information statement") from us annually. A U.S. shareholder may make a QEF election with respect to a lower-tier PFIC only if it receives a PFIC annual information statement with respect to the lower tier PFIC. The mark-to-market election is available only if our Common Shares are considered regularly traded on a qualifying exchange, which we cannot assure will be the case for years in which it may be a PFIC. The mark-to-market election is not available for a lower-tier PFIC.

        We will use commercially reasonable efforts to make available to U.S. Holders, upon their written request: (a) timely and accurate information as to our status as a PFIC and the PFIC status of any subsidiary in which Ur-Energy owns more than 50% of such subsidiary's total aggregate voting power, and (b) for each year in which Ur-Energy determines that it is a PFIC, upon written request, a PFIC annual information statement with respect to Ur-Energy and with respect to each such subsidiary that we determine is a PFIC.

        Special adverse rules that impact certain estate planning goals could apply to our Common Shares if we are a PFIC. Each U.S. shareholder should consult its own tax advisor regarding the U.S. federal, state and local consequences of the PFIC rules, and regarding the QEF and mark-to-market elections.

        If any of the foregoing events, or other risk factor events not described herein occur, our business, financial condition or results of operations could suffer. In that event, the market price of our securities could decline and investors could lose all or part of their investment.

Interest of Experts

        The following are the persons or companies who were named as having prepared or certified a statement, report or valuation in this short form prospectus either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

  •
  Douglass H. Graves, P.E., Qualified Person, NI 43-101 "Amended Preliminary Economic Assessment of the Lost Creek Property Sweetwater County, Wyoming" (February 8, 2016);

  •
  Ray Moores, P.E., Qualified Person, NI 43-101 "Preliminary Economic Assessment Shirley Basin Uranium Project Carbon County, Wyoming, USA" (January 27, 2015); and

  •
  Benjamin J. Schiffer, P.G. Qualified Person, NI 43-101 "Preliminary Economic Assessment Shirley Basin Uranium Project Carbon County, Wyoming, USA" (January 27, 2015).

        To the Company's knowledge, none of the above independent experts holds, directly or indirectly, any of the Company's issued and outstanding Common Shares.

        The aforementioned experts have not received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of the (1) Amended Preliminary Economic Assessment of the Lost Creek Property Sweetwater County, Wyoming, TREC, Inc. (Douglass H. Graves, P.E.); and (2) Preliminary Economic Assessment Shirley Basin Uranium Project Carbon County, Wyoming, USA (Ray Moores, P.E., and Benjamin J. Schiffer, P.G).

        James A. Bonner, C.P.G., and a Qualified Person on the NI 43-101 "Amended Preliminary Economic Assessment of the Lost Creek Property Sweetwater County, Wyoming" (February 8, 2016) is not an independent expert. Mr. Bonner is Vice President Geology of the Company. He currently holds 2,946 Common Shares of the Company, and, from time to time, has been granted certain stock options and restricted share units as equity compensation (currently, options for 224,688 Common Shares at various points to vesting; 45,378 restricted share units).

Technical Information

        Technical information relating to Lost Creek and Shirley Basin contained in, or incorporated by reference in, this short form prospectus is derived from, and in some instances is an extract from, the Lost Creek PEA and Shirley Basin PEA, as applicable. Reference should be made to the full text of the Lost Creek PEA and Shirley Basin PEA, each of which have been filed with Canadian securities regulatory authorities pursuant to NI 43-101 and are available for review under the Company's profile on SEDAR at www.sedar.com. Readers are cautioned that the Lost Creek PEA is the only current and complete technical report for the Lost Creek Project and the Shirley Basin PEA is the only current and complete technical report for the Shirley Basin Project. Technical information on the Lost Creek Project included, or incorporated by reference, in this short form prospectus has been reviewed and approved by Douglas H. Graves and James A. Bonner, and technical information on the Shirley Basin Project included, or incorporated by reference, in this short form prospectus has been reviewed and approved by Ray Moores and Benjamin J. Schiffer. Each of the foregoing persons are "qualified persons" under NI 43-101. See "Interest of Experts".

Auditors, Transfer Agent and Registrar

        The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have advised that they are independent with respect to the Company within the Rules of Professional Conduct of the Institute of Chartered Professional Accountants. The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

Legal Matters

        Certain legal matters in connection with this Offering will be passed upon by Fasken Martineau DuMoulin LLP, on behalf of the Company, and by Stikeman Elliott LLP, on behalf of the Underwriters. As at the date hereof, the partners and associates of Fasken Martineau DuMoulin LLP, as a group, and the partners and associates of Stikeman Elliott LLP, as a group, each beneficially own, directly or indirectly, less than one percent of the outstanding Shares of the Company.

Purchasers' Statutory Rights

        Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some provinces, revisions of the price or damages if the short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE COMPANY

Dated February 10, 2016

        This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of all provinces of Canada except Québec.

/s/ JEFFREY T. KLENDA Jeffrey T. Klenda Acting Chief Executive Officer	/s/ ROGER SMITH Roger Smith Chief Financial Officer
/s/ THOMAS H. PARKER Thomas H. Parker Director	/s/ PAUL MACDONELL Paul Macdonell Director

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CERTIFICATE OF THE UNDERWRITERS

Dated: February 10, 2016

        To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of all provinces of Canada except Québec.

CANTOR FITZGERALD CANADA CORPORATION
/s/ LAURENCE ROSE Laurence Rose President & CEO
RAYMOND JAMES LTD.
/s/ GAVIN MCOUAT Gavin McOuat Managing Director
DUNDEE SECURITIES LTD.
/s/ JOHN ESTEIREIRO John Esteireiro Managing Director

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